VASOGEN INC.







                                 NOTICE OF 2007
                           ANNUAL AND SPECIAL MEETING
                               OF SHAREHOLDERS AND
                            MANAGEMENT PROXY CIRCULAR

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of Vasogen Inc. (the "Company") will be held at MaRS Discovery District, South Tower, 101 College Street, Toronto, Ontario, on Tuesday, April 3, 2007, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive the 2006 Annual Report of the Company, containing the audited financial statements of the Company for the financial year ended November 30, 2006, and the auditor's report thereon;

2.   to elect seven directors;

3. to reappoint the auditor and to authorize the directors to fix the auditor's remuneration;

4. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "A" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the 2003 Employee Stock Option Plan of the Company to increase the number of common shares issuable thereunder;

5. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "B" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the 2003 Employee Stock Option Plan of the Company related to its amending provisions;

6. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "C" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the 2003 Employee Stock Option Plan of the Company to provide for the issuance of restricted stock awards and restricted stock units;

7. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "D" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the Director Stock Option Plan 2003 of the Company related to its amending provisions;

8. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "E" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the Directors' Deferred Share Unit and Stock Plan of the Company to increase the number of common shares issuable thereunder;

9. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "F" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the Directors' Deferred Share Unit and Stock Plan of the Company related to its amending provisions;

10. to consider and, if deemed advisable, to approve, with or without variation, the special resolution, the text of which is set forth in Schedule "G" to the accompanying Management Proxy Circular and incorporated herein by reference, approving an amendment to the Company's articles of continuance to consolidate the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share of the Company for every ten (10) pre-consolidation common shares of the Company;

11. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "H" to the accompanying Management Proxy Circular and incorporated herein by reference, confirming a new general by-law of the Company; and

12. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

     The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

     DATED at Toronto, Ontario, February 14, 2007.

                         BY ORDER OF THE BOARD OF DIRECTORS


                         Jacqueline H.R. Le Saux
                         Vice-President, Corporate & Legal Affairs and Secretary


--------------------------------------------------------------------------------


     NOTES:

     1. A Management Proxy Circular and Proxy accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

     2. As provided in the Canada Business Corporations Act, the directors have fixed a record date of February 5, 2007. Accordingly, shareholders registered on the books of the Company at the close of business on February 5, 2007, are entitled to notice of the Meeting.

     3. Persons who are registered as shareholders on the books of the Company at the close of business on February 5, 2007, are entitled to vote at the Meeting.

     4. If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

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

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES.......................................................................................     1

VOTING BY BENEFICIAL SHAREHOLDERS.............................................................................     2

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES..................................................     2

PARTICULARS OF MATTERS TO BE ACTED ON
   1.    Election of Directors................................................................................     3
   2.    Appointment and Remuneration of Auditor..............................................................     5
   3.    Amendment of 2003 Employee Stock Option Plan.........................................................     5
   4.    Amendment of Director Stock Option Plan - 2003 ......................................................     8
   5.    Amendment of Directors' Deferred Share Unit and Stock Plan ..........................................    10
   6.    Stock Consolidation .................................................................................    11
   7.    Amendment To The General By-Law .....................................................................    15

EXECUTIVE COMPENSATION
   1.    Statement of Executive Compensation..................................................................    15
   2.    Share Compensation Arrangements......................................................................    16
   3.    Employment Contracts.................................................................................    18
   4.    Composition of the Compensation, Nominating, and Corporate Governance Committee and Report on
         Executive Compensation...............................................................................    18
   5.    Performance Graph....................................................................................    20
   6.    Compensation of Directors............................................................................    20

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS............................................    21

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS.............................................    21

AUDITOR INDEPENDENCE..........................................................................................    22

AUDIT COMMITTEE INFORMATION ..................................................................................    22

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS...................................................    22

CORPORATE GOVERNANCE .........................................................................................    23

MANDATE OF THE BOARD OF DIRECTORS.............................................................................    23

SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING.............................................................    24

AVAILABILITY OF DOCUMENTS.....................................................................................    24

GENERAL                                                                                                           25

SCHEDULE "A"
     Approval of Increase in Number of Shares Issuable  Under 2003 Employee Stock Option Plan.................    26
SCHEDULE "B"
     Approval of Amendment to Amending Provisions of 2003 Employee Stock Option Plan..........................    27
SCHEDULE "C"
     Approval of Amendment to Provide for Issuance of Restricted Stock Awards and Restricted Stock Units
     Under The 2003 Employee Stock Option Plan................................................................    28
SCHEDULE "D"
     Approval of Amendment to Director Stock Option Plan - 2003 ..............................................    32

                                                        -i-

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SCHEDULE "E"
       Approval of Increase in Number of Shares Issuable Under Directors' Deferred Share Unit and Stock Plan..    33
SCHEDULE "F"
       Approval of Amendment to Amending Provisions of Directors' Deferred Share Unit and Stock Plan..........    34
SCHEDULE "G"
     Share Consolidation Special Resolution...................................................................    35
SCHEDULE "H"
     Confirmation of New General By-law.......................................................................    36
SCHEDULE "I"
     Corporate Governance Guidelines .........................................................................    41

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                                                        -ii-


MANAGEMENT PROXY CIRCULAR OF VASOGEN INC.
FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
APRIL 3, 2007

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION
OF PROXIES BY THE MANAGEMENT OF VASOGEN INC. (THE "COMPANY") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held at the MaRS Discovery District South Tower, 101 College Street, Toronto,
Ontario M5G 1L7, commencing at 4:30 p.m. (Toronto time) on Tuesday, April 3,
2007, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof. Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Secretary of the Company, c/o CIBC Mellon
Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1. Attention: Proxy
Department, in time for use at the Meeting. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be nominal and will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario
M1S 0A1. Attention: Proxy Department, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof.

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxy holder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. In the absence of such instructions, such shares will be voted (i) for the election of the directors named in this Management Proxy Circular; (ii) for the reappointment of KPMG LLP, Chartered
Accountants, as the auditor of the Company and to authorize the directors to fix the auditor's remuneration; (iii) for the resolution set forth in Schedule "A" to this Management Proxy Circular approving the amendments to the 2003 Employee
Stock Option Plan (the "2003 Plan") to increase the number of common shares issuable thereunder; (iv) for the resolution set forth in Schedule "B" to this Management Proxy Circular approving the amendments to the 2003 Plan related to its amending provisions; (v) for the resolution set forth in Schedule "C" to this Management Proxy Circular approving the amendments to the 2003 Plan to provide for the issuance of restricted stock awards and restricted stock units;
(vi) for the resolution set forth in Schedule "D" to this Management Proxy
Circular approving the amendments to the Director Stock Option Plan - 2003 (the
"2003 Director Plan") related to its amending provisions; (vii) for the resolution set forth in Schedule "E" to this Management Proxy Circular approving the amendments to the Directors' Deferred Share Unit and Stock Plan (the "DSU
Plan") to increase the number of common shares issuable thereunder; (viii) for the resolution set forth in Schedule "F" to this Management Proxy Circular approving the amendments to the DSU Plan related to its amending provisions;
(ix) for the special resolution set forth in Schedule "G" approving the amendment to the Company's articles of continuance to consolidate the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares of the Company; and (x) for the resolution set forth in Schedule "H" confirming the new general by-law of the Company. All resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval, except for the resolution of the consolidation of the Company's common shares which requires two thirds of the votes cast at the Meeting for approval.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy
Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying
Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

                                     - 1 -

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at 2505 Meadowvale Boulevard, Mississauga, L5N 5S2, before 5:00 p.m., on the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.


VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to the shareholders of the Company who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial
Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company.
Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees
("Intermediaries") and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with this Management Proxy Circular and ensure that they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a "Service Company"). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial
Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from the Service Company cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to the Service Company or follow the alternative voting procedures, as mentioned above, well in advance of the Meeting in order to ensure that such shares are voted. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Solicitation of Proxies".

In either case, the purpose of these procedures is to permit Beneficial
Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder's (or such other person's) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Beneficial
Shareholders should carefully follow the instructions of their Intermediary and its service company, as applicable.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at February 14, 2007, there were issued and outstanding 168,264,396 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Company. Each holder of issued and outstanding common shares of record as of the close of business on February 5, 2007 (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the record date.

                                     - 2 -

PARTICULARS OF MATTERS TO BE ACTED ON

1.   Election of Directors

The Articles of the Company provide that the Board of Directors of the Company shall consist of a minimum of three and a maximum of eleven directors. The Board of Directors has fixed at seven the number of directors to be elected at the Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the seven nominees whose names are set forth below.

All of the nominees are now members of the Board of Directors of the Company and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee, if any, at their discretion, unless the shareholder has specified in the form of proxy that such shareholder's shares are to be withheld from voting on the election of directors. Mr. William Grant, currently a director of the Company, has advised the Company that he is retiring from the Board of Directors effective upon the election of the directors of the Company at the April 3, 2007 Annual and Special
Meeting of Shareholders.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, their place of residence, and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve, their periods of service as directors of the Company, the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at January 31, 2007, and their attendance record at Vasogen Board of Directors' meetings during the fiscal year 2006. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director's office becomes vacant by reason of death or other cause.

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
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                                                                                                         Director Since
                                                                                                         ----------------------
                                                                                                         Common shares
                                                                                                         beneficially owned
                                                                                                         or controlled or
                                                                                                         directed(1)
                                                                                                         ----------------------
Name and Position with                                                   Other Public                    Vasogen Board
the Company(4)           Principal Occupation and Biography              Company Boards                  Meeting Attendance (5)
-------------------------------------------------------------------------------------------------------------------------------
Terrance H. Gregg(3)     Mr. Gregg serves as an advisor to the                                           September 1999
Director and Chairman    healthcare industry.  In 2002 he retired as     Dexcom Inc.
of the Board             President of Medtronic MiniMed, a world         LMS Medical Systems Inc.        ----------------------
Los Angeles,             leader in diabetes management systems.  He
California, U.S.A.       became President and Chief Operating Officer                                    72,000
                         of MiniMed, Inc. in 1996 and was instrumental                                   22,000 (Gregg Family
                         in Medtronic's US$3.4 billion acquisition of                                    Trust)
                         MiniMed in 2001.  He also served in executive
                         positions with Smith & Nephew and Allergan                                      ----------------------
                         Inc.                                                                            9 of 9

-------------------------------------------------------------------------------------------------------------------------------

Ronald M. Cresswell(2)   Dr. Cresswell, former Senior Vice President     None                            January 10, 2006
Director                 and Chief Scientific Officer of
Ann Arbor, Michigan,     Warner-Lambert, has over 30 years of research                                   ----------------------
U.S.A.                   and commercial development experience in
                         cardiovascular and other important therapeutic                                  195,000
                         areas. He began his tenure with Warner-Lambert
                         in 1988 as the President of Research and                                        ----------------------
                         Development of the Parke-Davis Pharmaceutical
                         Research Division. His vision and leadership                                    7 of 9
                         in the development of Lipitor(R)
                         was instrumental in the product's ultimate
                         success.

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                                     - 3 -

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                                                                                                         Director Since
                                                                                                         ----------------------
                                                                                                         Common shares
                                                                                                         beneficially owned
                                                                                                         or controlled or
                                                                                                         directed(1)
                                                                                                         ----------------------
Name and Position with                                                   Other Public                    Vasogen Board
the Company(4)           Principal Occupation and Biography              Company Boards                  Meeting Attendance (5)
-------------------------------------------------------------------------------------------------------------------------------

David G. Elsley          Mr. Elsley is President and CEO of              None                            January 1991
Director, President,     Vasogen.  Over the past sixteen years, he
and Chief Executive      has been responsible for the scientific,                                        ----------------------
Officer                  clinical, and commercial development of
Oakville, Ontario,       Vasogen's Celacade(TM) technology.  Mr.                                         209,958
Canada                   Elsley holds a Master of Business
                         Administration from the Richard Ivey                                            ----------------------
                         School of Business, University of Western
                         Ontario.                                                                        9 of 9

-------------------------------------------------------------------------------------------------------------------------------

Benoit La Salle(2)(7)    Mr. La Salle is President and CEO of            ART Research Technologies       January 1997
Director                 SEMAFO Inc. and a chartered accountant          Contact Image Inc.
Montreal, Quebec,        with extensive experience in                    LMS Medical Systems Inc.,       ----------------------
Canada                   international taxation.  Mr. La Salle is        Pebercan Inc.
                         a member of the Quebec Order of Chartered       SEMAFO Inc.                     81,150
                         Accountants and the Canadian Institute of       2020 Technologies
                         Chartered Accountants.   He founded Grou                                        ----------------------
                         La Salle & Associes, Chartered
                         Accountants, in 1980.                                                           6 of 9

-------------------------------------------------------------------------------------------------------------------------------

Eldon R. Smith           Dr. Smith is Professor Emeritus at the          Canadian Natural Resources      July 1998
Director and             University of Calgary, where he served as       Limited
Vice-President,          the Dean of the Faculty of Medicine             Overlord Financial Inc.         ----------------------
Scientific Affairs       subsequent to being Head of the                 Sernova Corp.
Calgary, Alberta,        Department of Medicine and the Division                                         65,528
Canada                   of Cardiology.  Dr. Smith is                                                    5,790 (Eldon R.
                         past-President of the Canadian                                                  Smith & Associates)
                         Cardiovascular Society and served as
                         Chairman of the Scientific Review                                               ----------------------
                         Committee of the Heart and Stroke
                         Foundation of Canada.  Dr. Smith was                                            7 of 9
                         appointed as an Officer of the Order of
                         Canada in November 2005.
-------------------------------------------------------------------------------------------------------------------------------

Calvin R. Stiller(3)     Dr. Stiller is Professor of Medicine, and       NPS Pharmaceuticals, Inc.       January 10, 2006
Director                 a Professor in the Microbiology and             Residence Retirement REIT,
London, Ontario,         Immunology Department at the University         CPL Trust,                      ----------------------
Canada                   of Western Ontario.  He is the co-founder       NeuroMedix Inc.
                         of four healthcare funds including the                                          15,000
                         Canadian Medical Discoveries Fund, where
                         he served as Chairman and CEO.  Dr.                                             ----------------------
                         Stiller was principal investigator of the
                         Canadian multi-center study that                                                9 of 9
                         established the importance of
                         cyclosporine and led to its worldwide use
                         as first-line therapy for transplant
                         rejection.

-------------------------------------------------------------------------------------------------------------------------------

John C. Villforth(3)     Rear Admiral Villforth is past-President       EduNeering Inc.
Director                 and Executive Director of the Food and                                          March 2001
Gaithersburg,            Drug Law Institute and the former
Maryland, U.S.A.         Director of the FDA Center for Devices                                          ----------------------
                         and Radiological Health.  He has almost
                         three decades of experience as a                                                15,000
                         commissioned officer in the U.S. Public
                         Health Service in the Department of                                             ----------------------
                         Health and Human Services.  Mr. Villforth
                         retired from the public service sector                                          6 of 9
                         with the rank of
                         Assistant Surgeon General (Rear Admiral).

-------------------------------------------------------------------------------------------------------------------------------

Notes:
1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by each director individually as at January 31, 2007.
2.   Member of the Audit Committee of the Board of Directors.
3. Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.
4.   The Company does not have an executive committee of the Board of Directors.

5. In addition to Board meetings, the Board holds regular telephone conferences with Management to review operations. Committee meetings were held on an as-needed basis throughout the year.

6. On December 9, 2002, BridgePoint International Inc., a company of which Mr. Benoit La Salle was a director and chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authorities in each of Quebec, Ontario, Manitoba, Alberta, and British Columbia as a consequence of its default in filing its audited financial statements for the year ended June 30, 2002 within the prescribed time period. On or before April 1, 2003, all cease trade orders were revoked by the above-mentioned regulatory authorities.

2.   Appointment and Remuneration of Auditor

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor's remuneration. KPMG LLP, Chartered Accountants, has been the auditor of the Company since 1994.

3.   Amendment of the 2003 Employee Stock Option Plan

The Meeting has been called in part to consider, and, if thought advisable, (i) to approve an amendment to the 2003 Employee Stock Option Plan (the "2003 Plan") arising from new rules introduced by the Toronto Stock Exchange (the "TSX") in 2006; (ii) to increase by 10,000,000 the number of share options available for issuance under the terms of the 2003 Plan; and (iii) to provide for the issuance of restricted stock awards and restricted stock units pursuant to the 2003 Plan.

The Board of Directors has approved the amendments to the Company's 2003 Plan and, under the TSX rules, those amendments require shareholder approval. The form of the proposed amendments has been pre-cleared by the TSX.

The 2003 Plan was approved by the Board of Directors on March 15, 2003. It was approved by the shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003. Two million common shares were initially reserved for issuance under the 2003 Plan. Upon approval by the shareholders in 2003, the 2003 Plan replaced the Company's previous stock option plan (the "Previous Plan"), and no new options have been granted under the Previous Plan since May 2003. At the March 2005 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased by 3,000,000 to 5,000,000. At the March 2006 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased by a further 3,000,000 to 8,000,000.

The objectives of the Company's compensation policies and programs are to motivate and reward officers, other employees, and consultants upon the achievement of significant corporate and functional objectives, to recruit and retain employees of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies across Canada and the United States, and to align employee interests with the long-term interests of shareholders and the intermediate and long-term objectives of the Company. The 2003 Plan is an integral part of achieving these objectives as it provides eligible participants, namely officers, employees, and consultants of the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

a.   Amending Provisions

The 2003 Plan's amending procedures provide for the Board of Directors to be able to amend, modify or discontinue the 2003 Plan, and to the extent any such amendment, modification or termination adversely affects any stock options previously granted under the 2003 Plan to a participant, the consent of that participant is required. It was implicit under the 2003 Plan that the Board could make these amendments without shareholder approval. However, the TSX now requires the 2003 Plan to explicitly provide that shareholder approval is not required to implement any amendments, save and except for amendments related to
(i) the maximum number of Common Shares reserved for issuance under the 2003 Plan (and under any other share compensation arrangements of the Corporation);
(ii) a reduction in the exercise price for options held by insiders; (iii) an extension to the term of options held by insiders; and (iv) an increase in the 10% limits on grants to insiders set out in the 2003 Plan. In addition, the Board may not (with or without shareholder approval) amend the 2003

Plan to provide that the exercise price of an option may be less than the closing sale price of the Common Shares on TSX on the last trading day prior to the grant of such option.

In other words, other than these prescribed items, any other amendment can be made by the Board of Directors without shareholder approval. Such amendments may for example include, without limitation, amendments related to (a) the vesting provisions of the 2003 Plan or any option granted under the 2003 Plan, (b) the early termination provisions of the 2003 Plan or any option granted under the 2003 Plan, (c) the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants, (d) the addition or modification of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying shares from the 2003 Plan reserve, (e) the suspension or termination of the 2003 Plan, or (f) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

b.   Increase in Number of Shares Reserved for Issuance

As of February 14, 2007, the Company had options authorized under the 2003 Plan and the Previous Plan to purchase a maximum of 8,962,120 shares, representing less than 5.4% of the shares issued and outstanding as of February 14, 2007. Based on a January 2007 survey conducted by the Company, the 5.4% represents approximately one-third of the average 18.9% that options authorized for issuance represent as a percentage of shares issued and outstanding for comparable biotechnology companies in the United States. In addition, based on the January 2007 survey conducted by the Company, this percentage is less than one half of the average 12.4% that options authorized for issuance represent as a percentage of shares issued and outstanding for comparable biotechnology companies in Canada. Of the share options authorized for issuance under the 2003 Plan and the Previous Plan, a total of 8,232,106 have been issued, representing less than 4.9% of the shares issued and outstanding as of February 14, 2007. As of February 14, 2007, no options have been exercised under the 2003 Plan.

In order to meet the objectives of the Company's compensation programs aimed at maintaining its ability to recruit and retain high caliber employees as the Company pursues its strategic objectives, the Company is proposing to amend the 2003 Plan to increase the number of shares authorized for issuance by 10,000,000. If the amendment is approved by the shareholders, the number of shares authorized under the 2003 Plan will increase by 10,000,000 from 8,000,000 to a total of 18,000,000 shares authorized for issuance. As a result of such amendment, the total number of shares authorized under the 2003 Plan and the Previous Plan would rise to 18,962,120, representing 11.3% of the number of shares issued and outstanding as of February 14, 2007, still well under the average percentage that options authorized for issuance as a percentage of shares issued and outstanding represent at comparable companies in the United States and similar to comparable companies in Canada surveyed in January 2007 as described above. For clarity, should the proposed amendment be approved by the shareholders, options or incentive grants in respect of the new 10,000,000 shares that may be issued under the 2003 Plan would not be granted immediately. Rather, it is anticipated that they would be granted over the next few years.

Individuals who are eligible to participate in the 2003 Plan are employees, officers, consultants, and members of the Scientific Advisory Board ("SAB") of the Company (collectively "participants"). Directors who are also officers or employees of the Company are eligible participants. Eligible employee and officer participants have the opportunity to be granted options on an annual basis, through the achievement of both key corporate and individual objectives.

c.   Restricted Stock and Restricted Stock Unit Awards

In order further to meet the objectives of the Company's compensation programs aimed at maintaining its ability to recruit and retain high caliber employees as the Company pursues its strategic objectives, the Company is proposing to increase the flexibility offered by the 2003 Plan by amending the 2003 Plan to provide for the issuance of restricted stock awards and restricted stock units. The restricted stock awards and restricted stock units would be subject to the limits on the number of common shares issuable under the 2003 Plan described above.

Restricted stock awards and restricted stock units would provide a further means whereby eligible plan participants, as described above, could acquire and maintain common share ownership, or be paid incentive compensation measured by reference to the value of the common shares of the Company through restricted stock and restricted stock units, thereby strengthening their commitment to the welfare of the Company and promoting an identity of interest between shareholders and these persons. Awards of restricted stock and restricted stock units would be subject, together with options, to the limits of the number of common shares reserved for issuance to insiders described below under "Information Applicable to Both the 2003 Plan and the 2003 Director Plan (the "Plans").

     (i) Restricted Stock Awards

The Board will be entitled to set the terms of a restricted stock award at the time of grant and will describe these terms in a restricted stock award agreement. A restricted stock award is a grant of common shares of the Company. Each common share granted under the restricted stock award (referred to as a restricted share) is subject to the restrictions described below until the date on which that share vests. The period before the date on which a restricted share vests is called the restricted period.

During the restricted period, the participant generally will not be permitted to sell, transfer, pledge, assign, encumber or otherwise dispose of restricted shares. The specific restrictions (such as the schedule on which the shares vest and cease to be restricted shares) applicable to the restricted shares will be set forth in the restricted stock award agreement.

While restricted, the shares will be registered in the name of the participant. The Board will decide whether the restricted shares will be delivered to the participant or held in escrow until the end of the applicable restricted period. The restricted stock award agreement will specify whether the shares will be held in escrow or not. Typically, restricted shares are held in escrow until the restricted period is over.

The restricted stock award agreement will also specify whether the participant will be entitled to voting rights during the restricted period. Typically, a participant will have voting rights with respect to a restricted share during the restricted period.

The Board will determine the restricted period for the restricted shares subject to the restricted stock award, which will be shown in a vesting schedule in the restricted stock award agreement. If the participant vests in a restricted share, the restrictions will no longer apply to that share, and, if the share is being held in escrow by the Company, the participant will receive a stock certificate for the share (or, if the participant already received a stock certificate for the share, the participant will be issued a replacement certificate which will not have a restricted legend). When the restricted period has lapsed with respect to a restricted share, the participant is generally free to sell or otherwise transfer that share subject to applicable securities laws. The restricted stock award agreement may provide that the restricted shares will vest and no longer be restricted based on (i) providing service to the Company for a certain period of time, (ii) performance criteria specified by the Board, or (iii) a combination of service and performance criteria.

If service with the Company terminates before the end of the restricted period, any restricted shares that have not vested will be forfeited, unless the terms of the restricted stock award agreement specifically provide otherwise.

If the specified performance criteria are not achieved within the established time frame, any restricted shares that have not vested will be forfeited, unless the terms of the restricted stock award agreement also provide for service-based vesting, catch-up vesting or otherwise specifically alter this treatment.

     (ii) Restricted Stock Units

The Board will be entitled to set the terms of the restricted stock unit award at the time of grant and will describe these terms in a restricted stock unit award agreement.

A restricted stock unit is a hypothetical investment with a value equal to the fair market value of one common share of the Company. Upon vesting, a restricted stock unit gives the participant the right to receive either a common share of the Company or, in the discretion of the Board and if permitted in the restricted stock unit award agreement, the cash equivalent of a common share of the Company. The period before vesting of a restricted stock unit is called the restricted period. If service with the Company terminates before the end of the restricted period, any restricted stock units that have not vested will expire, unless the terms of the restricted stock unit agreement specifically provide otherwise. At the end of the restricted period (and assuming that the participant is not receiving cash instead), a common share will be registered in the name of the participant and delivered to such participant for each restricted stock unit that becomes vested. At that time, the participant will have all the rights of a shareholder with respect to the shares delivered, including the right to vote the shares.

The restricted stock unit agreement will specify whether, and when, the participant will be entitled to receive dividend equivalents with respect to restricted stock units. A dividend equivalent is a payment, in cash or stock, equal to the value of the cash or stock dividend declared by the Company with respect to all common shares. Restricted stock units will not be assignable by the participant without the consent of the Company.

4.   Amendment of Director Stock Option Plan - 2003

The Meeting has been called in part to consider, and if thought advisable, to approve an amendment to the Company's Director Stock Option Plan - 2003 (the "2003 Director Plan") arising from new rules introduced by the TSX in 2006.

The Board of Directors has approved the amendments to the Company's 2003 Director Plan and, under the TSX rules, those amendments require shareholder approval. The form of the proposed amendments has been pre-cleared by the TSX.

The 2003 Director Plan was approved by shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003. At the March 2006 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Directors Plan was increased from 250,000 to 500,000.

The 2003 Director Plan provides directors with an opportunity to participate in the growth and development of the Company by encouraging directors to purchase and continue to hold shares of the Company. As described below, the 2003 Director Plan strictly limits the Board's discretion with respect to the number of options to be granted under such plan, the frequency of option grants, and the timing thereof. Future option grants to directors will also be dependent upon continued share ownership.

Eligibility under the 2003 Director Plan is limited to directors of the Company who are not, other than the Chairman, also executive officers of the Company. Options will be granted once yearly. The maximum number of common shares issuable pursuant to any single grant of options under the 2003 Director Plan is, for the Chairman, equal to the lesser of (i) 25,000 common shares and (ii) the number of common shares of the Company owned at the date of the option grant by the Chairman or by a company in which the Chairman holds an executive position. For all other directors, the amendment, subject to shareholder approval, provides that the maximum number of common shares purchasable pursuant to any single grant of options under the 2003 Director Plan shall be equal to the lesser of (i) 15,000 (increased from 10,000) common shares and (ii) the number of common shares owned at the date of the option grant by the eligible director or by a company in which the director holds an executive position. If an option holder ceases to be a director of the Company, then such director's options will expire within one year thereafter.

As of February 14, 2007, directors currently hold options to purchase 47,000 shares under a Previous Plan replaced by the 2003 Director Plan in May 2003 and these options will continue to be exercisable in accordance with their respective terms. As of February 14, 2007, the Company currently has options authorized under the 2003 Director Plan to purchase a maximum of 500,000 shares, representing less than 1% of the shares issued and outstanding. Of the 500,000 share options authorized for issuance to directors under the 2003 Director Plan, a total of 250,000 have been issued, representing less than 1% of the shares issued and outstanding as of February 14, 2007.

The 2003 Director Plan's amending procedures provide for the Board of Directors to be able to amend or discontinue the 2003 Director Plan, and to the extent any such amendment or discontinuance adversely affects any stock options previously granted under the 2003 Director Plan to a participant, the consent of that participant is required. It was implicit under the 2003 Director Plan that the Board could make these amendments without shareholder approval. However, the TSX now requires the 2003 Director Plan to explicitly provide that shareholder approval is not required to implement any amendments, save and except for amendments related to (i) the maximum number of Common Shares reserved for issuance under the 2003 Director Plan (and under any other share compensation arrangements of the Corporation); (ii) a reduction in the exercise price for options held by insiders; (iii) an extension to the term of options held by insiders; and (iv) an increase in the 10% limits on grants to insiders set out in the 2003 Director Plan. In addition, the Board may not (with or without shareholder approval) amend the 2003 Directors' Plan to provide that the exercise price of an option may be less than the closing sale price of the Common Shares on TSX on the last trading day prior to the grant of such option.

In other words, other than these prescribed items, any other amendment can be made by the Board of Directors without shareholder approval. Such amendments may for example include, without limitation, amendments related to (a) the vesting provisions of the 2003 Director Plan or any option granted under the 2003 Director Plan, (b) the early termination provisions of the 2003 Director Plan or any option granted under the 2003 Director Plan, (c) the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants, (d) the addition or modification of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying shares from the 2003 Director Plan reserve, (e) the suspension or termination of the 2003 Director Plan, or
(f) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law

(including, without limitation, the rules, regulations and policies of the TSX). The 2003 Director Plan will therefore be amended to comply with these TSX requirements.

Information Applicable to Both the 2003 Plan and the 2003 Director Plan (the "Plans")

An option may not be granted to an "insider" (as such is defined by the rules of the Toronto Stock Exchange) of the Company if such option, together with any other options previously granted by the Company (collectively, "Share Compensation Arrangements") could result in (i) the number of common shares reserved for issuance to insiders collectively exceeding 10% of the number of common shares then issued and outstanding, less the number of common shares issued pursuant to Share Compensation Arrangements within the previous 12 months (the "Outstanding Issue"); (ii) the issuance to insiders, collectively, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 10% of the Outstanding Issue; or (iii) the issuance to any one insider and such insider's associates, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 5% of the Outstanding Issue.

The number of common shares reserved for issuance under the Plans at any time to any one person shall not exceed 5% of the number of common shares then issued and outstanding.

The Board of Directors is responsible for granting of options under the Plans, and does so upon the recommendation of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors. Under the terms of the Plans, the exercise price for the options is fixed by the Board of Directors. For shares listed on the Toronto Stock Exchange, the exercise price of the options shall not be less than the closing sale price of the shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. If there is no closing price for the shares of the Company on the last trading day prior to the grant of the option, then the exercise price shall not be less than the simple average of the closing bid and ask prices on the Toronto Stock Exchange on the last trading day prior to the grant of the option. The vesting terms of the options are determined by the Board of Directors. The period for exercising an option shall not exceed ten years beyond the date of grant of the option.

In the event that a participant ceases to be an officer, employee, or consultant of the Company due to reason of resignation or by reason of discharge for cause, then the options shall terminate and cease to be exercisable on the earliest to occur of (a) the effective date upon which the person ceased to be an officer, employee or consultant and (b) the date that notice of dismissal is provided to the person. In the event that a participant ceases to be an officer or an employee of the Company on his or her normal retirement date, then the participant shall be entitled to exercise the options for 180 days following cessation of employment, but the 180-day period does not otherwise extend the date of expiry provided in the original grant of the options. In the event that a participant who is a member of the SAB ceases to be a member of the SAB for any reason, then the participant shall be entitled to exercise the options for a period of one year, but the one-year period does not otherwise extend the date of expiry provided in the original grant of the options. In the event that a director ceases to be a director for any reason, then the optionee shall be entitled to exercise the options for a period of one year, but the one-year period does not otherwise extend the date of expiry provided in the original grant of the options. The options granted under the Plans are not assignable, except in certain circumstances relating to the death or disability of an eligible optionee. The Plans do not provide for financial assistance to participants to facilitate the purchase of securities.

Subject to the articles and by laws of the Company and the laws and regulations that apply to the Company, under the current terms of the Plans, the Board of Directors may amend, modify, or discontinue the Plans at any time without notice, provided that such amendment, modification, or termination may not, without the consent of a participant, impair the participant's rights under any previously granted options. The Company is proposing to amend the amending provisions of the Plans as described above.

The Plans include provisions typical of these types of plans for adjustments to be made to the type, number and/or price of securities subject to option upon the occurrence of certain events, such as the subdivision, consolidation, reclassification, conversion, or substitution of the Company's common shares; payment of a stock dividend; or the amalgamation of the Company.

A copy of the Plans and/or the Previous Plan is available upon request in writing to the Corporate Secretary of Vasogen Inc., 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2 Canada.

5.   Amendment of Directors' Deferred Share Unit and Stock Plan

The Meeting has also been called to consider, and if thought advisable, (i) to approve an amendment to the Company's Directors' Deferred Share Unit and Stock Plan (the "DSU Plan) arising from new rules introduced by the TSX in 2006 and
(ii) to increase the number of common shares issuable under the DSU Plan by 1,000,000 from 250,000 to 1,250,000.

The Board of Directors has approved the amendments to the Company's DSU Plan and, under the TSX rules, those amendments require shareholder approval. The form of the proposed amendments has been pre-cleared by the TSX.

The DSU Plan, which was approved by the Company's Board of Directors on January 28, 2004 and by the Company's shareholders at the Annual and Special Meeting of Shareholders held on May 12, 2004, is intended to promote a greater alignment of interest between the Company's directors and the shareholders of the Company by providing an ongoing equity stake in the Company throughout an individual's period of service as a director of the Company.

a.   Amending Provisions

The DSU Plan's amending procedures provide for the Board of Directors to be able to amend the DSU Plan as it deems necessary or appropriate, and to the extent any such amendment, adversely affects any rights previously granted under the DSU Plan to a participant, the consent of that participant is required. It was implicit under the DSU Plan that the Board could make these amendments without shareholder approval. However, the TSX now requires the DSU Plan to explicitly provide that shareholder approval is not required to implement any amendments, save and except for amendments related to (i) the maximum number of Common Shares reserved for issuance under the DSU Plan (and under any other share compensation arrangements of the Corporation); (ii) a change in the method of calculation of the number of shares issuable upon redemption of deferred share units held by directors; (iii) an extension to the term for redemption of deferred share units; and (iv) any increase in the 10% limits on grants to insiders under all securities based compensation arrangements.

In other words, other than these four prescribed items, any other amendment can be made by the Board of Directors without shareholder approval. Such amendments may for example include, without limitation, amendments related to (a) certain rights granted under the DSU Plan, (b) the termination provisions of the DSU Plan or any rights granted under the DSU Plan, (c) the suspension or termination of the DSU Plan, or (d) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

b.   Increase in Number of Shares Reserved for Issuance

Under the terms of the DSU Plan, all non-employee members of the Company's Board of Directors and if designated by the Board's Compensation and Corporate Governance Committee, non-employee members of the board of directors of wholly-owned subsidiaries of the Company, will receive, in lieu of the cash remuneration which would otherwise be payable to such directors, Deferred Share Units. The number of DSUs to be credited to an eligible director will be determined by dividing the amount of cash remuneration otherwise payable to the director (whether in respect to annual retainers, attendance fees, or otherwise) by the fair market value of the Company's common shares at the time of grant of the DSUs. A DSU is a bookkeeping entry credited to an account maintained for each eligible director having the same value as one common share of the Company, but which cannot be redeemed or paid-out until such time as the director ceases to be a director. A DSU entitles the holder to receive, on a deferred payment basis, a common share or its cash equivalent. Upon a person ceasing to be a director, such person will have up to 180 days to redeem his DSUs. The DSUs redeemed will, at the election of the Company, be exchanged either for an equal number of common shares of the Company, or, if the Company so elects, the DSUs will be exchanged for cash in an amount determined by multiplying the number of DSUs to be exchanged by the fair market value of the Company's common shares at the time of redemption. The Company may also choose to redeem the DSUs for a combination of cash and common shares. For purposes of the DSU Plan, "fair market value" at any date will equal the weighted average trading price of the Company's common shares on the Toronto Stock Exchange for the five business days on which the common shares traded preceding such date.

The maximum number of common shares issuable to insiders (as defined in the Securities Act (Ontario)), at any time, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding securities of the Company. The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding securities of the Company.

At the time the DSU Plan was established 250,000 common shares were reserved for issuance under the DSU Plan, representing less than on half of one percent of the number of common shares of the Company then outstanding. As at February 5, 2007, 226,043 Common Shares were reserved for issuance under the DSU Plan representing less than 1% of the number of common shares of the Company currently outstanding, and 23,957 Common Shares have been issued under the DSU Plan.

If the DSU Amendments are approved by shareholders, a total of 1,250,000 Common Shares representing less than 1% of the issued and outstanding common shares of the Company will be available for issuance under the DSU Plan.

The DSU Plan includes provisions usual to these types of plans to provide for appropriate adjustments to be made to the number of DSUs upon the occurrence of certain events, such as a stock divided, stock split, stock consolidation, combination, reclassification or exchange of shares, including without limitation, by way of arrangement, amalgamation, merger, spin-off or other distribution.

The rights respecting the DSUs are not transferable or assignable other than by will or by the laws of descent and distribution.

Subject to any necessary approval of the TSX, or any other stock exchange on which the common shares may then be listed, under the current terms of the DSU Plan, the Board may from time to time amend the DSU Plan as deemed necessary or appropriate. Depending on the nature of the amendment, shareholder approval may be required. The Company is proposing to amend the amending provisions of the DSU Plan as described above.

A copy of the DSU Plan is available upon request in writing to the Vice-President, Corporate & Legal Affairs and Secretary of the Company, at 2505 Meadowvale Boulevard, Mississauga, Ontario, L5N 5S2.


6.   Stock Consolidation

General

The Board has authorized the submission to shareholders of the special resolution set forth in Schedule G of this Management Proxy Circular approving an amendment to the Company's articles of continuance to consolidate its issued and outstanding common shares on the basis of one (1) post-consolidated common share for every ten (10) pre-consolidated common shares ("Consolidation Ratio"). Approval of the special resolution by shareholders will give the Board authority to implement the consolidation at any time prior to April 3, 2008. In addition, notwithstanding approval of the proposed consolidation by shareholders, the Board, in its sole discretion, may revoke the special resolution, and abandon the consolidation without further approval or action by, or prior notice to, shareholders.

Background and Reasons for the Share Consolidation

The Board believes that it is in the best interests of shareholders of the Company for the Board to have the authority to implement a share consolidation for the following reasons:

     o Raising our share price to more attractive levels: A higher share price and lower number of shares outstanding would return the Company's share price and number of shares outstanding to a level that is more typical of biotechnology companies within our peer group of companies. The Board also believes that the anticipated higher share price resulting from the consolidation may meet investing guidelines for certain institutional investors and investment funds that are currently prevented under their investing guidelines from investing in the Company's common shares at current price levels.

     o Meeting NASDAQ Capital Market Minimum Share Price Requirements: On February 9, 2007, our common shares were transferred from The NASDAQ Global Market to The NASDAQ Capital Market. As part of the transfer to The NASDAQ Capital Market, we have been provided 180 calendar days, or until August 3, 2007, to regain compliance with the minimum bid price requirement of US$1.00 per share. If at any time before August 3, 2007 the bid price of our common shares closes at US$1.00 per share or more for a minimum of ten consecutive business days, we will regain compliance with such rules. If we do not regain compliance within the allotted time period, our common shares may be delisted. Assuming the current share price of US$0.37 as of February 14, 2007, once the proposed stock consolidation is implemented, we would satisfy the US$1.00 minimum share price requirement of The NASDAQ Capital Market.

     o Reduction of shareholder transaction costs: The Company's shareholders may benefit from relatively lower trading costs associated with a higher share price. It is likely that many investors pay commissions based on the number of common shares traded when they buy or sell the Company's common shares. If the share price were higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the Company's share price is lower. In addition, banks and brokerage houses are more likely to allow a higher priced stock to be used as collateral for loans.

     o Improved trading liquidity: The combination of potentially lower transaction costs and increased interest from institutional investors and investment funds could ultimately improve the trading liquidity of the Company's common shares.

If the special resolution were approved, the consolidation would be implemented, if at all, only upon a determination by the Board that the consolidation is in the best interests of the Company and its shareholders at that time. In connection with any determination to implement a consolidation, the Board will set the timing for such a consolidation. No further action on the part of shareholders will be required in order for the Board to implement the consolidation. If the Board does not implement the consolidation before April 3, 2008, the authority granted by the special resolution to implement the consolidation on these terms will lapse and be of no further force or effect. The special resolution will also authorize the Board to elect not to proceed with, and abandon, the consolidation at any time if it determines, in its sole discretion, to do so. The Board will exercise this right if it determines that the consolidation is no longer in the best interests of the Company and its shareholders. No further approval or action by or prior notice to shareholders will be required in order for the Board to abandon the consolidation.

Certain Risks Associated with the Share Consolidation

The Company's total market capitalization immediately after the proposed consolidation may be lower than immediately before the proposed consolidation.

There are numerous factors and contingencies that could affect the Company's share price following the consolidation, including the status of the market for the common shares at the time, the Company's progress on strategic objectives and industry conditions. Accordingly, the market price of the Company's common shares may not be sustainable at the direct arithmetic result of the consolidation.

If the consolidation is implemented, the resulting per share market price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors, and consequently, the trading liquidity of the Company's common shares may not improve.

While the Board believes that a higher share price may help generate investor interest in the Company's common shares, the consolidation may not result in a per share market price that will attract institutional investors or investment funds and such share price may not satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of the Company's common shares may not necessarily improve.

The consolidation may result in some shareholders owning "odd lots" of less than 100 common shares on a post-consolidation basis which may be more difficult to sell, or require greater transaction costs per share to sell.

The consolidation may result in some shareholders owning "odd lots" of less than 100 common shares of the Company on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in "board lots" of even multiples of 100 shares.

Principal Effects of the Share Consolidation

If approved and implemented, the consolidation will occur simultaneously for all of the Company's common shares. The consolidation will affect all shareholders uniformly and will not affect any shareholder's percentage ownership interest in the Company, except to the extent that the consolidation would otherwise result in any shareholder owning a fractional share. No fractional shares will be issued. If as a result of the share consolidation, a shareholder becomes entitled to a fractional share, such fraction will be rounded down to the nearest whole number. Each common share outstanding after the consolidation will be entitled to one vote and will be fully paid and non-assessable.

The principal effects of the consolidation will be that:

     o the number of common shares of the Company issued and outstanding will be reduced from approximately 168.3 million as of February 14, 2007 to approximately 16.8 million.

     o the exercise or conversion price and/or number of common shares of the Company issuable under any of the Company's outstanding convertible notes, warrants, stock options, and Deferred Share Units, will be proportionately adjusted upon the consolidation based on the Consolidation Ratio; and

     o the number of common shares reserved for issuance under the 2003 Plan, the Directors Plan and the DSU Plan, including the proposed increases described above, will be reduced proportionately based on the Consolidation Ratio.

The Effect on Share Certificates

If the proposed consolidation is approved by shareholders and implemented by the Board, registered shareholders will be required to exchange their existing share certificates for new share certificates representing post-consolidation common shares.

Following the effective date of the consolidation, registered shareholders will be sent a transmittal letter from the Company's transfer agent, CIBC Mellon Trust Company, as soon as practicable after the effective date of consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-consolidation common shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-consolidation shares of the Company will be deemed for all purposes to represent the number of whole post-consolidation common shares.

Procedure for Implementing the Share Consolidation

If the special resolution is approved by shareholders and the Board decides to implement the consolidation, the Company will promptly file articles of amendment with the Director under the Canada Business Corporations Act in the form prescribed by that Act to amend the Company's articles of continuance. The consolidation will become effective on the date shown in the certificate of amendment issued by the Director under the Canada Business Corporations Act or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to April 3, 2008.

No Dissent Rights

Under the Canada Business Corporations Act, shareholders do not have dissent and appraisal rights with respect to the proposed consolidation.

Certain Canadian Federal Income Tax Consideration

The following is a summary of the principal Canadian federal income tax consequences generally applicable to a shareholder who, for purposes of the Income Tax Act (Canada), which we refer to as the Tax Act, at all relevant times, holds common shares of the Company as capital property and who is not affiliated with, and deals at arm's length with, the Company. This summary does not apply to "financial institutions" (as defined for the purposes of "mark-to-market" rules in the Tax Act) or to non-resident insurers that carry on an insurance business in Canada and elsewhere. Such shareholders are advised to consult their own tax advisors. This summary also does not address any tax considerations relevant to the acquisition, holding or disposition of common shares of the Company, other than those tax issues that are directly the consequence of the consolidation.

The summary is based on the current provisions of the Tax Act, the regulations thereunder, which we refer to as the Regulations, and the current administrative and assessing practices published in writing by the Canada Revenue Agency, which we refer to as the CRA. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form. This summary does not otherwise take into account or anticipate any change in law, the Tax Act, the Regulations, or administrative and assessing practices relating to any of the foregoing, whether by legislative, government or judicial decision or action.

This summary is of a general nature only and is not intended to be, and should not be construed as, legal or tax advice to any prospective holder. This summary does not take into account provincial, territorial or foreign tax considerations, which may vary from the Canadian federal income tax considerations described herein. Shareholders are advised to consult their own tax advisors having regard to their particular circumstances.

Under the current administrative policy of the CRA, no disposition or acquisition will be considered to have occurred for Canadian federal income tax purposes solely as a result of the consolidation of the Company's common shares. Consequently, the consolidation will not result in the realization of any income, gain or loss by a shareholder. In general, for a shareholder that holds common shares of the Company as capital property, the aggregate adjusted cost base of the common shares of the Company held by such shareholder immediately after the consolidation will be the same as the aggregate adjusted cost base of the common shares of the Company held by such shareholder immediately before the consolidation.

Certain United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax consequences of the consolidation to a beneficial owner of the Company's common shares that is a U.S. Holder (as defined below). This discussion is intended to provide only a general summary, and is not a complete analysis or description of all potential United States federal income tax consequences of the consolidation to U.S. Holders. In particular, this summary assumes that the pre-consolidation common shares were, and the post-consolidation common shares will be, held as capital assets within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the "Code") and does not address the tax treatment of beneficial owners that may be subject to special tax rules, such as banks, dealers in securities or currencies, traders in securities electing to mark to market, tax-exempt entities, insurance companies and persons that hold common shares as a position in a "straddle" or a "conversion transaction." This summary is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy circular all of which may change, possibly with retroactive effect.

As used in this section, the term "U.S. Holder" means a beneficial owner of the Company's common shares that is (a) a citizen or an individual resident of the United States; (b) a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States; (c) an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) a trust which (i) is subject to the supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Code; or (ii) has properly elected under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds the Company's common shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of the partnership holding common shares should consult its own tax advisors.

Shareholders should consult their own tax advisors as to the tax consequences of the consolidation, including in particular, the effect of any foreign, state or local tax laws.

No gain or loss will be recognized for United States federal income tax purposes by a U.S. Holder of common shares as a result of the consolidation.

The aggregate adjusted tax basis of the common shares received by a U.S. Holder in the consolidation will be the same as the aggregate adjusted tax basis of the common shares surrendered by such U.S. Holder in the consolidation, and the holding period of the common shares received by a U.S. Holder in the consolidation will include the period that the U.S. Holder held the common shares exchanged therefor.

Vote Required and Recommendation of Board of Directors

The text of the special resolution, which will be submitted to shareholders at the meeting, is set forth in Schedule G to this Management Proxy Circular. For the reasons indicated above, the Board and management of the Company believe that the proposed share consolidation is in the best interests of the Company and its shareholders and, accordingly, recommend that shareholders vote FOR the special resolution. The special resolution must be approved by not less than two-thirds of the votes cast by the holders of common shares present in person or represented by proxy at the Meeting to be effective. The special resolution provides that the Board may revoke the special resolution before the issuance of the certificate of amendment by the Director under the Canada Business Corporations Act without the approval of shareholders.


7.   Amendment to the General By-law

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution (the "By-law Amendment Resolution") confirming By-law No. 5 of the Company, a replacement of By-law No. 4 of the Company.

By-law No. 4 of the Company required amendment by the Board in order for the Company to become eligible to participate in The Nasdaq Stock Market's Direct Registration Program. This program permits a shareholder's ownership of shares to be recorded and maintained on the books of the issuer or transfer agent without the issuance of a physical share certificate. Although Nasdaq does not require listed issuers to actually participate in such a program or to eliminate physical share certificates, it does require that the listed securities of an issuer be eligible to participate in such a program. The Company's By-law No. 4 prohibited, among other things, the transfer of shares of the Company unless a certificate representing such shares was presented with a transfer endorsed thereon. As a result, the Company was not eligible to participate in the program without amending By-law No. 4. The Board adopted a new general by-law of the Company, By-Law No. 5, which amends the provisions governing the transfer of shares to provide for the ability of shareholders to transfer shares issued electronically without a certificate. By-Law No. 5 of the Company has also been amended to remove several provisions that are governed by the Canada Business Corporations Act.

Pursuant to subsection 102(3) of the Canada Business Corporations Act, the directors must submit By-law No. 5 to the Meeting for confirmation by a simple majority of the shares voted on the resolution. The complete text of the By-Law Amendment Resolution is attached hereto as Schedule H.


EXECUTIVE COMPENSATION

1.   Statement of Executive Compensation

The following table sets forth all compensation for the periods indicated in respect of the individuals who were, as at November 30, 2006, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, and the three other most highly compensated executive officers of the Company ("Named Executive Officers").


                                                  2006 Summary Compensation Table

-------------------------------------------------------------------------------------------------------------------------
                                           Annual Compensation               Long-Term Compensation
                                     ----------------------------------------------------------------------
                                                                                Awards           Payouts
                                                                      -------------------------------------
                                                                       Securities      Shares
     Name and Principal                                      Other        Under       Or Units
          Position                                           Annual     Options/     Subject to             All Other
                                                             Compen-     SARs(2)       Resale       LTIP      Compen-
                              Year     Salary     Bonus      sation     Granted     Restrictions  Payouts     sation
                                        ($)        ($)       ($)(1)        (#)          ($)         ($)         ($)
-------------------------------------------------------------------------------------------------------------------------

David Elsley                  2006     345,600   110,880                131,050
(President and Chief          2005     320,000   151,800                108,169
Executive Officer)            2004     279,375   135,000                 29,902

-------------------------------------------------------------------------------------------------------------------------

Christopher Waddick           2006    280,000     85,050   45,000(3)    392,662
(Chief Operating Officer)     2005    263,000    115,920   39,000(3)     41,203
                              2004    229,791    103,275      Nil        19,978

-------------------------------------------------------------------------------------------------------------------------

                              2006    230,000     59,800                208,906
Jay Kleiman(5)                2005    215,000     81,880                    Nil
(Chief Medical Officer and    2004      Nil        Nil                   60,000
Head of Cardiovascular
Development)

-------------------------------------------------------------------------------------------------------------------------

Jacqueline Le Saux(4)         2006    230,000     62,100                 208,906
(Vice President, Corporate    2005     86,250     30,296                  60,000
& Legal Affairs)              2004      Nil        Nil                     Nil

-------------------------------------------------------------------------------------------------------------------------

Michael Martin (6)            2006    215,000      Nil                   64,255                              $282,423
(Vice President,              2005    200,000     76,540                 29,895
Marketing and Business        2004    195,000     70,200                 20,038
Development)

-------------------------------------------------------------------------------------------------------------------------

Paul Van Damme (7)            2006    215,625     56,745                 250,000
(Vice President, Finance      2005      Nil         Nil                    Nil
and Chief Financial Officer)  2004      Nil         Nil                    Nil

-------------------------------------------------------------------------------------------------------------------------

     Notes:
     1. Except as otherwise stated, perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the above-named officers.
     2.   To date, no stock appreciation rights ("SARs") have been granted.
     3. Other annual compensation was provided to Mr. Waddick in connection with a Company-required relocation, net of applicable taxes.
     4.   Ms. Le Saux joined the Company in July 2005.
     5. Dr. Kleiman joined the Company in December 2004. All amounts in the table relating to Dr. Kleiman are in U.S. dollars.
     6. Mr. Martin left the Company in November 2006. All amounts in the table relating to Mr. Martin are in U.S. dollars.
     7.   Mr. Van Damme joined the Company in December 2005.


2.   Share Compensation Arrangements

Options/SARs Granted to or Exercised by Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted to the Named Executive Officers during the financial year ended November 30, 2006, are shown in the table set out below. During the financial year ended November 30, 2006, no options were repriced. During the financial year ended November 30, 2006, no stock appreciation rights ("SARs") were granted to Named Executive Officers and, as at November 30, 2006, no SARs were outstanding.


-----------------------------------------------------------------------------------------------------------------------

                        Securities     % of Total                           Market Value
                           Under        Options/                           of Securities
                         Options/         SARs            Exercise           Underlying
                           SARs        Granted to            or               Options/                 Expiration
         Name             Granted      Employees         Base Price     SARs on the Date of               Date
                          (#) (1)     in Financial      ($/Security)           Grant
                                          Year                              ($/Security)
-----------------------------------------------------------------------------------------------------------------------
David Elsley              131,050          3%                $2.68              $2.68              January 20, 2016

-----------------------------------------------------------------------------------------------------------------------

Christopher Waddick       92,662           2%                $2.68              $2.68              January 20, 2016

                          300,000          6%                $0.61              $0.61              October 31, 2016
-----------------------------------------------------------------------------------------------------------------------

                          58,906           1%                $2.68              $2.68              January 20, 2016
Jacqueline LeSaux
                          150,000          3%                $0.69              $0.69             September 19, 2016
-----------------------------------------------------------------------------------------------------------------------

                          58,906           1%                $2.68              $2.68              January 20, 2016
Jay Kleiman
                          150,000          3%                $0.69              $0.69             September 19, 2016
-----------------------------------------------------------------------------------------------------------------------

Michael Martin            64,255           1%                $2.68              $2.68                May 8, 2007
-----------------------------------------------------------------------------------------------------------------------

                          100,000          2%                $2.68              $2.68              January 20, 2016

Paul Van Damme            150,000          3%                $0.69              $0.69             September 19, 2016
-----------------------------------------------------------------------------------------------------------------------

     (1) The options granted with an expiration date of January 20, 2016 are exercisable as to one third on each of the first, second, and third anniversaries of the date of the grant. The balance of the options granted are exercisable as to one third six months after the date of grant, one third eighteen months after the date of grant, and one third on the third anniversary of the date of grant.

Details of options exercised by the Named Executive Officers of the Company during the financial year ended November 30, 2006, and the number and value of unexercised options as at November 30, 2006, are shown in the table set out below.

------------------------------------------------------------------------------------------------------------------------

                           Securities   Aggregate      Unexercised Options/SARs at    Value of Unexercised in-the-Money
                            Acquired      Value                 FY-End                   Options/SARs at FY-End(2)
          Name            on Exercise   Realized                  (#)                               ($)
                              (#)        ($)(1)
                                                        Exercisable/Unexercisable        Exercisable/Unexercisable
                                                                  (#)                              ($)
------------------------------------------------------------------------------------------------------------------------
David Elsley                  Nil          Nil              336,796/275,629                      Nil / Nil
------------------------------------------------------------------------------------------------------------------------

Christopher Waddick           Nil          Nil              205,706/470,539                      Nil / Nil
------------------------------------------------------------------------------------------------------------------------

Jacqueline Le Saux            Nil          Nil              20,000/248,906                       Nil / Nil

------------------------------------------------------------------------------------------------------------------------

Jay Kleiman                   Nil          Nil              40,000/228,906                       Nil / Nil
------------------------------------------------------------------------------------------------------------------------

Michael Martin                Nil          Nil                213,406/Nil                        Nil / Nil
------------------------------------------------------------------------------------------------------------------------

Paul Van Damme                Nil          Nil                Nil/250,000                        Nil / Nil
------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

(2) The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the Toronto Stock Exchange at November 30, 2006 ($0.45), multiplied by the number of shares under option. The options have not been and may never be exercised, and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized.

3.   Employment Contracts

The Company has entered into an employment agreement with David Elsley. Pursuant to this agreement, Mr. Elsley serves the Company as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for an annual reviewable remuneration, which for the period commencing January 2006 is $369,600. Mr. Elsley is entitled to benefits available to other employees of the Company. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Christopher Waddick as of December 2004. Pursuant to this agreement, Mr. Waddick serves the Company as its Chief Operating Officer. The agreement provides for an annual reviewable remuneration of $280,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Waddick is entitled to a lump-sum payment equal to two years' cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Jay Kleiman as of December 2004. Pursuant to this agreement, Dr. Kleiman serves the Company as its Chief Medical Officer. The agreement provides for an annual reviewable remuneration of US$230,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Dr. Kleiman is entitled to a lump-sum payment equal to six months' salary plus one month for each year of service up to a maximum of 12 months, and any options outstanding vest and their term shall extend 180 days beyond the date of termination. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Jacqueline LeSaux as of July 2005. Pursuant to this agreement, Ms. LeSaux serves the Company as its Vice President, Legal and Corporate Affairs. The agreement provides for an annual reviewable remuneration of $230,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Ms. LeSaux is entitled to a lump-sum payment equal to twelve months' salary and any options outstanding vest and their term shall extend 180 days beyond the date of termination. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Paul Van Damme as of December 2005. Pursuant to this agreement, Mr. Van Damme serves the Company as its Vice President, Finance and Chief Financial Officer. The agreement provides for an annual reviewable remuneration of $225,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Van Damme is entitled to a lump-sum payment equal to six months' salary plus one month for each year of service up to a maximum of 12 months, and any options outstanding vest and their term shall extend 180 days beyond the date of termination. The agreement contains standard non-competition and non-solicitation provisions.


4. Composition of the Compensation, Nominating, and Corporate Governance Committee and Report on Executive Compensation

The Compensation, Nominating, and Corporate Governance Committee of the Board of Directors (the "Committee") is charged with the responsibility of reviewing the Company's compensation policies and practices, compensation of officers (including the Chief Executive Officer), succession planning, and corporate governance practices. As appropriate, recommendations regarding these issues are made to the Board of Directors (the "Board"). The Board did not reject or modify in any material way any of the recommendations of the Committee during the financial year ended November 30, 2006. The Committee consists of three independent and unrelated directors. The Chief Executive Officer absents himself from Board meetings during voting and deliberation on the Chief Executive Officer's compensation.

The objectives of the Company's compensation policies and programs for executive officers are to:

     (a) motivate and reward executive officers for the achievement of corporate and functional objectives;

     (b) recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

     (c) align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

The Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other Canadian biotechnology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills, and expertise. The Company's compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, long-term incentive compensation in the form of stock options, and other customary employment benefits. The relative emphasis of the three main components of the annual compensation of executives is approximately 50% base salary, 20% annual bonus, and 30% stock options. The Company does not have a pension plan. Total compensation of executive officers of the Company is reviewed on an annual basis.

Base Salary

In determining base salary for each executive officer, the Committee considers the executive's experience and position within the Company. The Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee.

Annual Bonus

Prior to the beginning of each fiscal year, the Board approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. The Chief Executive Officer's annual bonus is weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 75% on the achievement of corporate objectives and 25% on the achievement of individual objectives. For 2006, the Company received from the Board an assessment of 60% on the achievement of corporate objectives. The Company's corporate objectives for 2006 primarily focused on the advancement of its clinical development programs, with other performance objectives being related to the development of its product pipeline, its preparation for the commercialization of Celacade, its ability to operate within budget, and certain other corporate priorities. The maximum bonus payable as a percentage of base salary to the CEO and to the other executive officers ranges from 40% to 50%. In order to calculate the bonus payable, the individual's weighted average performance assessment is multiplied by the applicable bonus percentage and by the individual's base salary.

Stock Options

In reviewing option grants, the Committee gives consideration to the number and terms of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives, and from time to time by the Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under "Annual Bonus," with similar weightings applied to the achievement of corporate objectives and individual objectives.

President and Chief Executive Officer's Compensation

The compensation of the Chief Executive Officer is determined in accordance with the considerations described above for the compensation of the executive officers of the Company.

Presented by the Compensation, Nominating, and Corporate Governance Committee:

Terrance H. Gregg
Calvin R. Stiller
John C. Villforth

5.   Performance Graph

The following graph compares the cumulative shareholder return of the common shares of the Company since November 30, 2001(1) with the cumulative total return of the S&P/TSX Composite Total Return Index and of the NASDAQ Biotechnology Index.(2)

                                [GRAPH OMITTED]

-------------------------------------------------------------------------------
                                    2001    2002   2003   2004    2005   2006
                                    ----    ----   ----   ----    ----   ----
-------------------------------------------------------------------------------
Vasogen Inc.                        $100    $52    $91     $72    $33     $6
-------------------------------------------------------------------------------
S&P/TSX Composite Index             $100    $88    $106   $122    $146   $172
-------------------------------------------------------------------------------
NASDAQ Biotechnology Index          $100    $59    $73     $76    $83    $87
-------------------------------------------------------------------------------

Notes:
1. On December 17, 2003, the common shares of the Company discontinued trading on the American Stock Exchange and commenced trading on the NASDAQ Global Market (formerly the NASDAQ National Market). As of February 9, 2007, the Company transferred the listing of its shares from the NASDAQ Global Market to the NASDAQ Capital Market.
2. Assumes $100 invested in each of the Company's common shares, the S&P/TSX Composite Total Return Index (formerly the TSE 300 Composite Index) and the NASDAQ Biotechnology Index on November 30, 2001.


6.   Compensation of Directors

During 2006, directors of the Company who were not full-time employees of the Company received an annual retainer of $30,000. In addition, a fee of $1,500 was paid for each Board or Board Committee meeting attended in person, or $1,000 if the Director participated by conference call. The chairpersons of the Audit Committee and of the Compensation, Nominating, and Corporate Governance Committee each received an additional annual retainer in the amount of $10,000 and $7,500, respectively. Directors are also entitled to be reimbursed for their reasonable and documented out-of-pocket expenses incurred on the business of the Company.

The Company implemented a Directors' Deferred Share Unit and Stock Plan (the "DSU Plan") effective January 1, 2004, applicable to the 2004 fiscal year and subsequent years. Under the terms of the DSU Plan, non-employee directors are paid their directors' fees entirely in Deferred Share Units ("DSUs"), in lieu of any cash payment. The terms of the DSU Plan are described under "Amendment of Directors' Deferred Share Unit and Stock Plan". DSU grants are effective as of the date of the meetings in respect of which fees are payable. A DSU may only be converted into cash and/or shares (as determined by the Company) after a participant ceases to be a director, with each DSU at the time of conversion having a value of one common share or the equivalent market value thereof. Because of the deferred payment feature of the DSU Plan, directors benefit only from long-term increases in the value of the Company's shares arising over the term of their directorship thereby promoting a greater alignment of interest between the directors and the shareholders of the Company.

The Company has reserved a maximum of 250,000 common shares for purposes of the DSU Plan. During fiscal 2006, the Company issued a total of 144,762 DSU's to directors in respect of aggregate fees of $270,000. During fiscal 2006, 23,957 DSUs with a value of $33,761 have been converted to shares of the Company in connection with the retirement from the Board of Directors of Messrs. Andre Berard and Surya Mohapatra following the 2006 Annual and Special Shareholders Meeting.

Directors of the Company are also eligible to be granted stock options. During fiscal 2006, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 15,000 common shares each, and the Chairman of the Board was awarded options to acquire 25,000 common shares. During 2006, options to acquire 100,000 common shares were granted to non-management directors.


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information regarding securities authorized for issuance under the Company's equity compensation plans is provided below, as of November 30, 2006.

------------------------------------------------------------------------------------------------------------------------

                            Number of securities      Weighted-average             Number of securities remaining
                            to be issued upon         exercise price of            available for future issuance
                            exercise of outstanding   outstanding options,         under equity compensation plans
                            options, warrants, and    warrants and rights          (excluding all securities reflected
                            rights                                                 in column (a))
Plan Category                          (a)                        (b)                               (c)
------------------------------------------------------------------------------------------------------------------------
Equity compensation
plans approved by
security holders
------------------------------------------------------------------------------------------------------------------------
Directors Deferred          199,089                   $0.44(1)                     26,953
Share Unit and Stock
Plan
------------------------------------------------------------------------------------------------------------------------
2003 Employee Stock         6,711,299                 $2.80                        1,288,701
Option Plan(2)
------------------------------------------------------------------------------------------------------------------------
2003 Director Stock         250,000                   $4.83                        250,000
Option Plan
------------------------------------------------------------------------------------------------------------------------
Share Option Plan (3)       1,159,220                 $4.01                        None
------------------------------------------------------------------------------------------------------------------------
Equity compensation         Not applicable            Not applicable               Not applicable
plans not approved by
security holders
------------------------------------------------------------------------------------------------------------------------
TOTAL                       8,319,608                 $2.97                        1,565,654
------------------------------------------------------------------------------------------------------------------------

Notes:
     (1) Deferred Share Units, when redeemed by a director on termination of service, are valued at the weighted average trading price of the common shares on the Toronto Stock Exchange for the five preceding business days.
     (2) This tabulation does not include the 10,000,000 options proposed to be added to the 2003 Plan.
     (3) The Share Option Plan (the "Previous Plan") was replaced by the 2003 Plan.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

It is the policy of the Company not to make loans to directors and officers, or any associate of any such director or officer. Since the beginning of the Company's last financial year, no present or former director or officer, or any associate of such director or officer is currently or has been indebted to the Company.

Directors' and Officers' Liability Insurance

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is US$674,000, and the total amount of insurance purchased for the directors and officers as a group is US$25 million, subject to a deductible amount of up to US$250,000 and US$500,000 for securities claims. The policy does not specify that any part of the premium is paid in respect of either the directors or officers as a group. The policy contains standard industry exclusions, and no claims have been made thereunder to date.


AUDITOR INDEPENDENCE

KPMG LLP ("KPMG") is the auditor of the Company and provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. The Company's Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2006 were:

          Audit Fees (1)                              $ 616,869
          Audit-Related Fees                          $   4,500
          Tax Fees (2)                                $  78,114
          All Other Fees                              $     Nil
                                                      ---------
          Total Fees                                  $ 699,483
                                                      =========

     (1) Audit fees consist of fees related to the audit of the Company's consolidated financial statements, reviews of quarterly interim financial statements, reviews in connection with our statutory and regulatory filings and involvement with a financing completed during 2006.
     (2) Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Corp., and Vasogen Ireland Limited.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2005 were:

          Audit Fees (1)                              $ 383,027
          Audit-Related Fees                          $   1,750
          Tax Fees (2)                                $ 120,227
          All Other Fees                              $     Nil
                                                      ---------
          Total Fees                                  $ 505,004
                                                      =========

     (1) Audit fees consist of fees related to the audit of the Company's consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with a financing completed during 2005.
     (2) Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Corp. and Vasogen Ireland Limited.


AUDIT COMMITTEE INFORMATION

Reference is made to the Annual Information Form of the Company for the year ended November 30, 2006, for disclosure of information relating to the Audit Committee required under Form 52-110F1. A copy of this document can be found on SEDAR at www.SEDAR.com or by contacting the Vice-President, Corporate & Legal Affairs of the Company at its executive office at 2505 Meadowvale Blvd, Mississauga, Ontario L5N 5S2, telephone (905) 817-2000.


INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of February 5, 2007, there are no material interests, direct or indirect, of directors, officers, or any shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding common shares, or any known associates or affiliates of such persons, in any transaction since our most recently completed year or in any proposed transaction that has materially affected or would materially affect the Company.

CORPORATE GOVERNANCE

Guidelines

"Corporate Governance" is the process and structure used to direct and manage the business and affairs of the Company to achieve the shareholders' objectives. The shareholders elect the Directors who in turn are responsible for overseeing all aspects of the operations of the Company, appointing management and ensuring that the business is managed properly taking into account the interests of the shareholders and other stakeholders, such as employees and patients.

The Board, through the Compensation, Nominating, and Corporate Governance Committee, monitors changes with respect to corporate governance practices and regulatory requirements. Under National Policy 58-201, National Instrument 58-101, and Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Company is required to disclose information relating to its corporate governance practices. The Company's disclosure is set out in Schedule I to this Management Proxy Circular and under "Audit Committee Information".


MANDATE OF THE BOARD OF DIRECTORS

The Company's Board of Directors has adopted a formal mandate outlining its responsibilities. The text of the Board's mandate is reproduced below, and can also be found on the Company's web site at www.vasogen.com.

Vasogen's Board of Directors (the "Board") is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company. As part of this overall responsibility, the Board handles the following matters:

     o Succession planning, including appointing, developing, and monitoring senior management and the CEO;

     o Adopting a strategic planning process and approving and reviewing, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company;

     o Identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage those risks;

     o    Establishing communication policies for the Company, which should:

               - address how the Company interacts with analysts, investors, other key stakeholders, and the public;
               - contain measures with respect to the Company's compliance, its continuous and timely disclosure obligations, and the avoidance of selective disclosure; and
               -    be reviewed at least annually.

     o Ensuring the integrity of the Company's internal control and management information systems;

     o Ensuring the integrity of the CEO and the other executive officers, and ensuring that there is a culture of integrity throughout the organization;

     o Establishing what business transactions and expenditures require the prior approval of the Board;

     o Establishing specific and effective measures in the Company for receiving shareholder feedback;

     o On an annual basis, communicating to management the Board's expectations of it;

     o Establishing a committee composed solely of non-Management directors with the responsibility to assess directors on an ongoing basis and propose new Board nominees;

     o Establishing an orientation and education program for all new directors and a continuing education program for all directors;

     o Developing the Company's approach to corporate governance and monitoring compliance with relevant regulatory guidelines;

     o Together with the CEO, developing position descriptions for the Board and the CEO, including the limits to Management's responsibilities;

     o Reviewing and approving the corporate objectives that the CEO is responsible for meeting, and assessing the CEO against these objectives;

     o Establishing procedures to ensure that the Board functions independently of management;

     o Regularly assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director;

     o Appointing an Audit Committee composed solely of unrelated and independent directors, each of whom is "financially literate" and one of whom has "accounting or related financial experience";

     o Adopting definitions for "financially literate" and "accounting or related financial experience";

     o Reviewing and assessing the adequacy of the charter for the Audit Committee, as well as the charters for other established committees, at least annually;

     o Establishing a system whereby an individual director can engage an external advisor at the expense of the Company in appropriate circumstances, subject to the approval of an appropriate committee of the Board; and

     o    Conducting regular meetings independent of management.


Members of the Board are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and Committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

The Board encourages feedback from security holders of the Company. If you wish to communicate directly with the independent members of the Board, please do so in writing by mailing your correspondence, clearly marked as "Shareholder Correspondence" to Terrance H. Gregg, c/o Vasogen Inc., 2505 Meadowvale Boulevard, Mississauga, Ontario, Canada L5N 5S2.


SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2008 Annual Meeting of Shareholders that are received by the Company at its offices at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Attention: Corporate Secretary, no later than December 31, 2007.


AVAILABILITY OF DOCUMENTS

Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2:

(i) the 2006 Annual Report to Shareholders with the consolidated financial statements for the year ended November 30, 2006, together with the accompanying report of the auditor and management's discussion and analysis for the year ended November 30, 2006;

(ii) this Management Proxy Circular; and

(iii) the Company's most recent Annual Information Form dated January 31, 2007.

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information related to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the year ended November 30, 2006.

GENERAL

The information contained herein is given as at February 5, 2007, unless otherwise stated. The Board of Directors of the Company has approved the contents and the sending of this Management Proxy Circular.

DATED at Toronto, Ontario, the 14th day of February, 2007

BY ORDER OF THE BOARD OF DIRECTORS




Jacqueline H.R. Le Saux (Signed)
Vice-President, Corporate & Legal Affairs and Secretary

SCHEDULE A

APPROVAL OF INCREASE IN NUMBER OF SHARES ISSUABLE UNDER 2003 EMPLOYEE STOCK OPTION PLAN

RESOLVED THAT

     1. The 2003 Employee Stock Option Plan, be amended to increase the number of common shares issuable thereunder from 8,000,000 to 18,000,000 common shares;

     2. The listing and reservation of an additional 10,000,000 common shares for issuance under the 2003 Employee Stock Option Plan be approved and ratified; and

     3. Any director or officer of the Company is hereby authorized and directed to make such additional conforming changes to the 2003 Employee Stock Option Plan and to do all such other acts and things that may be required to give effect to the above amendments to the 2003 Employee Stock Option Plan.

SCHEDULE B

APPROVAL OF AMENDMENT TO AMENDING PROVISIONS OF 2003 EMPLOYEE STOCK OPTION PLAN


RESOLVED THAT

1. Paragraph 17 of the 2003 Employee Stock Option Plan is deleted and the following substituted therefor:


          "a) The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders, except that the Board may not (with or without shareholder approval) amend the Plan to provide that the exercise price of an Option may be less than the closing sale price of the Shares on The Toronto Stock Exchange on the last trading day prior to the grant of such Option.

          b) Notwithstanding the foregoing, the Corporation will be required to obtain the approval of holders of a majority of shares present and voting in person or by proxy at a meeting of the shareholders of the Corporation for any amendment related to:

                    i. the maximum number of Shares reserved for issuance under the Plan;
                    ii. a reduction in the Exercise Price for Options held by Insiders;
                    iii. an extension to the term of Options held by Insiders;
                         and
                    iv. an increase in the 10% limits on grants to Insiders set out in Section 5 and any shareholder approval required in respect of an amendment to increase such limits shall exclude the votes attaching to the Common Shares, if any, held by participants who are Insiders."

          c) Unless a Participant otherwise agrees, any amendment to the Plan or an Option shall apply only in respect of Options granted on or after the date of such amendment."; and

2. Any director or officer of the Company is hereby authorized and directed to make such additional conforming changes to the 2003 Employee Stock Option Plan and to do all such other acts and things that may be required to give effect to the above amendments to the 2003 Employee Stock Option Plan.

SCHEDULE C

APPROVAL OF AMENDMENT TO PROVIDE FOR ISSUANCE OF RESTRICTED STOCK AWARDS AND RESTRICTED STOCK UNITS UNDER THE 2003 EMPLOYEE STOCK OPTION PLAN

RESOLVED THAT

     1. The following sentence shall be added to Section 2. "Purpose of the Plan":

          "In addition, Schedule C to the Plan provides a further means whereby employees, officers and Consultants of the Corporation and members of the Advisory Board can acquire and maintain Share ownership, or be paid incentive compensation measured by reference to the value of the Shares through Restricted Stock and Restricted Stock Units (as defined in Schedule C), thereby strengthening their commitment to the welfare of the Corporation and promoting an identity of interest between shareholders and these persons."

     2. Paragraph 5 of the Employee Stock Option Plan - 2003 is deleted and the following substituted therefor:

          "The Board of Directors and/or the Committee shall determine and designate from time to time those employees and officers of the Corporation, Consultants and members of the Advisory Board to whom Options to purchase Shares are to be granted and the number of Shares to be optioned from time to time to any individual. For greater certainty, directors of the Corporation who are also officers or employees of the Corporation shall be eligible to receive Options under the Plan.

          Notwithstanding anything to the contrary contained in the Plan, no Options or Awards (as defined in Schedule C hereto) may be granted to Insiders if such Options or Awards, together with any other options or awards previously granted (whether under this Plan or otherwise) by the Corporation (collectively the "Share Compensation Arrangements") could result in:

                (a) the number of Shares reserved for issuance pursuant to Share Compensation Arrangements to Insiders collectively exceeding 10% of the Outstanding Issue; or

                (b) the issuance to Insiders, collectively within the 12 months immediately preceding or 12 months immediately following the date of grant of such Options or Awards under Schedule C hereto, of a number of Shares exceeding 10% of the Outstanding Issue; or

                (c) the issuance to any one Insider within the 12 months immediately preceding or 12 months immediately following the date of grant of such Options or Awards under Schedule C hereto, of a number of Shares exceeding 5% of the Outstanding Issue.

          The Shares reserved for issuance at any time to any one person pursuant to Share Compensation Arrangements shall not exceed 5% of the number of Shares then issued and outstanding."

     3. The following shall be added as Schedule C of the 2003 Employee Stock Option Plan:


"SCHEDULE C - RESTRICTED STOCK AND RESTRICTED STOCK UNITS

1.   Definitions

Terms capitalized in this Schedule C shall have the meanings attributed to them in the Plan and the following definitions shall be applicable to this Schedule C.

(a) "Award" means, individually or collectively, any Restricted Stock or Restricted Stock Unit granted under the Plan.

(b) "Fair Market Value" means, on a given date, (i) if the Shares are listed on the Toronto Stock Exchange ("TSX") the closing sales price of the Shares reported on the TSX on such date, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported; and if not listed on the TSX, the closing sales price of the Shares reported on NASDAQ on such date or, if there is no such sale on such date, then on the last preceding date on which such a sale was reported (ii) if the Shares were not listed on any national securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Shares.

(c) "Restricted Stock" means Shares issued or transferred to a Participant subject to forfeiture and the other restrictions set forth in Section 2 of this Schedule C to the Plan.

(d) "Restricted Stock Unit" means a hypothetical investment equivalent to one Share granted in connection with an Award made under Section 2 of this Schedule C to the Plan.

2.   Restricted Stock and Restricted Stock Units

(a)  Award of Restricted Stock and Restricted Stock Units.

     (i) The Board of Directors shall have the authority (A) to grant Restricted Stock and Restricted Stock Units to Participants, as described in paragraph 5 of the Plan, (B) to issue or transfer Restricted Stock to Participants, and (C) to establish terms, conditions and restrictions applicable to such Restricted Stock and Restricted Stock Units, including the Restricted Period, as applicable, which may differ with respect to each grantee, the time or times at which Restricted Stock or Restricted Stock Units shall be granted or become vested and the number of shares or units to be covered by each grant.

     (ii) Each Participant granted Restricted Stock shall execute and deliver to the Corporation an Award agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Board of Directors determines that the Restricted Stock shall be held by the Corporation or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Board of Directors may require the Participant to additionally execute and deliver to the Corporation (A) an escrow agreement satisfactory to the Board of Directors, if applicable, and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in Section 2 (b), the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock. At the discretion of the Board of Directors, cash dividends and stock dividends with respect to the Restricted Stock may be either currently paid to the Participant or withheld by the Corporation for the Participant's account, and interest may be credited on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Board of Directors. The cash dividends or stock dividends so withheld by the Board of Directors and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Board of Directors, in Shares having a Fair Market Value equal to the amount of such dividends and earnings, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such cash dividends, stock dividends or earnings.

(iii) Upon the grant of Restricted Stock, the Board of Directors shall cause a share certificate registered in the name of the Participant to be issued and, if it so determines, deposited together with the stock powers with an escrow agent designated by the Board of Directors. If an escrow arrangement is used, the Board of Directors may cause the escrow agent to issue to the Participant a receipt evidencing any share certificate held by it, registered in the name of the Participant.

(iv) The terms and conditions of a grant of Restricted Stock Units shall be reflected in a written Award agreement. No Shares shall be issued at the time a Restricted Stock Unit is granted, and the Corporation will not be required to set aside a fund for the payment of any such Award. At the discretion of the Board of Directors, each Restricted Stock Unit (representing one Share) may be credited with cash and stock dividends paid by the Corporation in respect of one Share ("Dividend Equivalents"). At the discretion of the Board of Directors, Dividend Equivalents may be either currently paid to the Participant or withheld by the Corporation for the Participant's account, and interest may be credited on the amount of cash Dividend Equivalents withheld at a rate and subject to such terms as determined by the Board of Directors. Dividend Equivalents credited to a Participant's account and attributable to any particular Restricted Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Board of Directors, in Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit and, if such Restricted Stock Unit expires, the Participant shall have no right to such Dividend Equivalents.

(b)  Restrictions.

     (i) Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the share certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award agreement; (C) the shares shall be subject to forfeiture to the extent provided in Section 2(d) and the applicable Award agreement; and (D) to the extent such shares are forfeited, the share certificates shall be returned to the Corporation, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Corporation.

     (ii) Restricted Stock Units awarded to any Participant shall be (A) exercisable at any time following the expiration of the Restricted Period, and the satisfaction of any applicable performance goals during such period, to the extent provided in the applicable Award agreement, and to the extent such Restricted Stock Units expire, all rights of the Participant to such Restricted Stock Units shall terminate without further obligation on the part of the Corporation, (B) asignable by the Participant only with the prior written consent of the Corporation, and (C) subject to such other terms and conditions as may be set forth in the applicable Award agreement.

     (iii) Subject to Section 17 of the Plan with respect to amendments, the Board of Directors shall have the authority to remove any or all of the restrictions on the Restricted Stock and Restricted Stock Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Restricted Stock or Restricted Stock Units are granted, such action is appropriate.

(c) Restricted Period. With respect to Restricted Stock and Restricted Stock Units, the Restricted Period shall commence on the date of grant established by resolution of the Board of Directors and end at the time or times set forth on a schedule established by the Board of Directors in the applicable Award agreement.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in Section 2 (b) and the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Corporation shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or stock dividends credited to the Participant's account with respect to such Restricted Stock and the interest thereon, if any.

Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Corporation shall deliver to the Participant, or his beneficiary, without charge, one Share for each such outstanding Restricted Stock Unit ("Vested Unit") and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 2(a)(iv) hereof and the interest thereon or, at the discretion of the Board of Directors, in Shares having a Fair Market Value equal to such Dividend Equivalents and interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award agreement, the Board of Directors may, in its sole discretion, elect to (i) pay cash or part cash and part Shares in lieu of delivering only Shares for Vested Units or (ii) delay the delivery of Shares (or cash or part Shares and part cash, as the case may be) beyond the expiration of the Restricted Period. If a cash payment is made in lieu of delivering Shares, the amount of such payment shall be equal to the Fair Market Value of the Shares as of the date on which the Restricted Period lapsed with respect to such Vested Unit.

(e) Stock Restrictions. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend substantially in the form of the following until the lapse of all restrictions with respect to such Shares as well as any other information the Corporation deems appropriate:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE EMPLOYEE STOCK OPTION PLAN - 2003 OF VASOGEN INC. AND A CERTAIN RESTRICTED STOCK AWARD AGREEMENT BETWEEN VASOGEN INC. AND THE REGISTERED OWNER OF THIS CERTIFICATE (OR HIS PREDECESSOR IN INTEREST), WHICH PLAN AND AGREEMENT ARE BINDING UPON ANY AND ALL OWNERS OF ANY INTEREST IN SAID SHARES. SAID PLAN AND AGREEMENT ARE AVAILABLE FOR INSPECTION WITHOUT CHARGE AT THE PRINCIPAL OFFICE OF VASOGEN INC. AND COPIES THEREOF WILL BE FURNISHED WITHOUT CHARGE TO ANY OWNER OF SAID SHARES UPON REQUEST.

Stop transfer orders shall be entered with the Corporation's transfer agent and registrar against the transfer of legended securities."

     4. Any director or officer of the Company is hereby authorized and directed to make such additional conforming changes to the Employee Stock Option Plan - 2003 and to do all such other acts and things that may be required to give effect to the above amendments to the Employee Stock Option Plan - 2003.


     5. The Board of Directors of the Company is hereby authorized to make any changes, alterations or modifications to the above amendments as determined necessary or desirable by the Board of Directors of the Company in its sole discretion in order to comply with any applicable law, regulation, rule or order, or the requirements of any applicable regulatory authority, stock exchange or other person.

SCHEDULE D

APPROVAL OF AMENDMENT TO DIRECTOR STOCK OPTION PLAN - 2003

RESOLVED THAT

     1. Section 5.1 of the Director Stock Option Plan 2003 (the "2003 Director Plan") be deleted and the following substituted therefore:

          "Section 5.1 Amendment. The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders, except that the Board may not (with or without shareholder approval) amend the Plan to provide that the exercise price of an Option may be less than the closing sale price of the Shares on The Toronto Stock Exchange on the last trading day prior to the grant of such Option.

          Section 5.2 Shareholder Approval. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of holders of a majority of shares present and voting in person or by proxy at a meeting of the shareholders of the Corporation for any amendment related to:

               a. the maximum number of Shares reserved for issuance under the Plan (and under any other share compensation arrangements of the Company);
               b. a reduction in the exercise price for Options held by Insiders;
               c.   an extension to the term of Options held by Insiders; and
               d. the increase in the 10% limits on grants to Insiders set out in Section 2.4 and any shareholder approval required in respect of an amendment to increase such limits shall exclude the votes attaching to the Shares, if any, held by participants who are Insiders.

          Section 5.3 Grants Prior to Amendment. Unless a Participant otherwise agrees, any amendment to the Plan or an Option shall apply only in respect of Options granted on or after the date of such amendment."

     2. Any director or officer of the Company is hereby authorized and directed to make such additional conforming changes to the 2003 Director Plan and to do all such other acts and things that may be required to give effect to the above amendments to the 2003 Director Plan.

SCHEDULE E

APPROVAL OF INCREASE IN NUMBER OF SHARES ISSUABLE UNDER DIRECTORS' DEFERRED SHARE UNIT AND STOCK PLAN

RESOLVED THAT

     1. The Directors' Deferred Share Unit and Stock Plan (the "DSU Plan") be amended to increase the number of common shares issuable thereunder from 250,000 to 1,250,000 common shares;
     2. The listing and reservation of an additional 1,000,000 common shares for issuance under the DSU Plan be approved and ratified; and
     3. Any director or officer of the Company is hereby authorized and directed to make such additional conforming changes to the DSU Plan and to do all such other acts and things that may be required to give effect to the above amendments to the DSU Plan.

SCHEDULE F

APPROVAL OF AMENDMENT TO AMENDING PROVISIONS OF DIRECTORS' DEFERRED SHARE UNIT AND STOCK PLAN

RESOLVED THAT

     1. Paragraph 3.4 of the Directors' Deferred Share Unit and Stock Plan (the "DSU Plan") is deleted and the following substituted therefor:

               "The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of holders of a majority of shares present and voting in person or by proxy at a meeting of the shareholders of the Corporation for any amendment related to:

               a. the maximum number of Shares reserved for issuance under the Plan;
               b. a change in the method of calculation of redemption of deferred share units held by Eligible Directors;
               c. an extension to the term for redemption of Deferred Share Units held by Eligible Directors; and
               d. any increase in the 10% limits on grants to insiders under all securities based compensation arrangements.

          Unless a Participant otherwise agrees, any amendment to the Plan or Deferred Share Unit shall apply only in respect of Deferred Share Units granted on or after the date of such amendment."

     2. Any director or officer of the Company is hereby authorized and directed to make such additional conforming changes to the DSU Plan and to do all such other acts and things that may be required to give effect to the above amendments to the DSU Plan.

SCHEDULE G

SHARE CONSOLIDATION SPECIAL RESOLUTION

RESOLVED, as a special resolution, that:

1. The Company is hereby authorized to amend its articles of continuance to provide that:

     a. The authorized capital of the Company is amended by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation share for every ten pre-consolidation shares.

     b. In the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and such fraction will be rounded down to the nearest whole number.

     c. The effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Canada Business Corporations Act or such other date indicated in the articles of amendment provided that, in any event, such date shall be prior to April 3, 2008.

2. Any officer or director of the Company is hereby authorized to execute and deliver all documents and to do all acts and things necessary or desirable to give effect to this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Canada Business Corporations Act, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3. Notwithstanding the foregoing, the directors of the Company are hereby authorized, without further approval of or notice to the shareholders of the Company, to revoke this special resolution at any time before a certificate of amendment is issued by the Director.

SCHEDULE H

CONFIRMATION OF NEW GENERAL BY-LAW

RESOLVED THAT By-law No. 5 of the Company attached at Exhibit H-1 hereto, a replacement of By-Law No. 4, the prior general by-law of the Corporation, is confirmed.

                                   EXHIBIT H-1

                                  BY-LAW NO. 5
                                  ------------

                         A by-law relating generally to
                         the transaction of the business
                                 and affairs of

                                  VASOGEN INC.

                                    DIRECTORS
                                    ---------

1. Calling of and notice of meetings Meetings of the board will be held on such
   ---------------------------------
day and at such time and place as the Chairman of the board, President or any two directors of the Corporation may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2. Votes to govern At all meetings of the board every question will be decided
   ---------------
by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will be entitled to a second or casting vote.

3. Interest of directors and officers generally in contracts No director or
   ---------------------------------------------------------
officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the Act.

                             SHAREHOLDERS' MEETINGS
                             ----------------------

4. Quorum At any meeting of shareholders a quorum will be two persons present in
   ------
person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

5. Meetings by telephonic or electronic means A meeting of the shareholders may
   ------------------------------------------
be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

6. Postponement or cancellation of meetings A meeting of shareholders may be
   ----------------------------------------
postponed or cancelled by the board at any time prior to the date of the meeting.

7. Procedures at meetings The board may determine the procedures to be followed
   ----------------------
at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

                                     SHARES
                                     ------

8. Registration of Transfer Subject to the Act, a transfer of a share may only
   ------------------------
be registered in the Corporation's securities register upon: (i) presentation of the certificate representing such share with an endorsement, which complies with the Act, made on the certificate or delivered with the certificate, duly executed by an appropriate person as provided by the Act, together with reasonable assurance that the endorsement is genuine and effective, upon payment of all applicable taxes and any reasonable fees prescribed by the board; or,
(ii) in the case of shares electronically issued without a certificate, upon receipt of proper transfer instructions from the registered holder of the shares, a duly authorized attorney of the registered holder of the shares or an individual presenting proper evidence of succession, assignment or authority to transfer the shares.

9. Shares and Share Certificates The shares of the Corporation shall be
   -----------------------------
represented by certificates or, where allowed for or required by applicable law, shall be electronically issued without a certificate. Every holder of one or more shares of the Corporation is entitled, at the option of the holder, to a share certificate, or to a non-transferable written certificate of acknowledgement of the right to obtain a share certificate, stating the number and class or series of shares held as shown on the securities register. Certificates shall be in the form the board may from time to time approve. Any certificate shall be signed in accordance with Section 15 and does not need to be under corporate seal provided that, unless the board otherwise determines, certificates in respect of which a transfer agent and/or registrar has been appointed shall only be valid if countersigned on behalf of the transfer agent and/or registrar. Subject to the Act, the signature of any signing officer, including the transfer agent and/or registrar, if required, may be printed or mechanically reproduced in facsimile on the certificate. Every facsimile signature is deemed to be the signature of the officer whose signature it reproduces and is binding upon the Corporation. A certificate executed as set out in this section is valid even if an officer whose facsimile signature appears on the certificate no longer holds office at the date of issue of the certificate.

                                 INDEMNIFICATION
                                 ---------------

10. Indemnification of directors and officers The Corporation will indemnify a
    -----------------------------------------
director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the Act.

11. Indemnity of others Except as otherwise required by the Act and subject to
    -------------------
paragraph 10, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation's request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

12. Right of indemnity not exclusive The provisions for indemnification
    --------------------------------
contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person's heirs and legal representatives.

13. No liability of directors or officers for certain matters To the extent
    ---------------------------------------------------------
permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

                      BANKING ARRANGEMENTS, CONTRACTS, ETC.
                      -------------------------------------

14. Banking arrangements The banking business of the Corporation, or any part
    --------------------
thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation's behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

15. Execution of instruments Contracts, documents or instruments in writing
    ------------------------
requiring execution by the Corporation will be signed by hand by any two persons each of whom is an officer or director of the Corporation (whether under the corporate seal of the Corporation, if any, or otherwise) and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution

     1. to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

     2. to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation's behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term "contracts, documents or instruments in writing" as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

                                  MISCELLANEOUS
                                  -------------

16. Invalidity of any provisions of this by-law The invalidity or
    -------------------------------------------
unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

17. Omissions and errors The accidental omission to give any notice to any
    --------------------
shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

                                 INTERPRETATION
                                 --------------

18. Interpretation In this by-law and all other by-laws of the Corporation words
    --------------
importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; "board" means the board of directors of the Corporation; "Canada Business Corporations Act" means Canada Business Corporations Act, R.S.C. l985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the Act; and "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders.

                                     REPEAL
                                     ------

19. Repeal By-law No. 4 of the Corporation is repealed as of the coming into
    ------
force of this by-law provided that such repeal will not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed will continue to act as if appointed by the directors under the provisions of this by-law or the Act until their successors are appointed.

     MADE as of February 2007.

     WITNESS the corporate seal of the Corporation.


                                      --------------------------------------
                                      Name:
                                      Title:
                                                                           [c/s]

                                      --------------------------------------
                                      Name:
                                      Title:

SCHEDULE I

CORPORATE GOVERNANCE GUIDELINES

The Company believes that effective corporate governance practices are fundamental to the overall success of a company. Effective June 30, 2005, the Canadian Securities Administrators have adopted National Instrument 58-101 ("NI 58-101") and the associated National Policy 58-201 ("NP 58-201") which require the Company to disclose its corporate governance practices. In addition, the Company complies with Multilateral Instrument 52-110 on Audit Committees. See details in the accompanying Management Proxy Circular under the heading "Audit Committee Information".

-------------------------------------------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)   COMPLIANCE                    COMMENTS
-------------------------------------------------------------------------------------------------------------------
1. (a) Disclose the identity of Directors who are     Yes     The Compensation, Nominating, and Corporate
       independent.                                           Governance Committee has reviewed the
                                                              independence of each Director on the basis of the
                                                              definition in section 1.4 of MI 52-110, as amended.
                                                              A director is "independent" if he or she has no
                                                              direct or indirect material relationship with the
                                                              Company.  A "material relationship" is one that
                                                              could, in the view of the Board of Directors, be
                                                              reasonably expected to interfere with the exercise
                                                              of a Director's independent judgment.  The Board
                                                              has determined, after reviewing the roles and
                                                              relationships of each of the Directors, that a
                                                              majority (5 out of 7) of the nominees proposed by
                                                              Management for election to the Board are
                                                              independent from the Company.  The following
                                                              nominees have been affirmatively determined to be
                                                              independent by the Board:

                                                              Terrance H. Gregg
                                                              Ronald M. Cresswell
                                                              Benoit La Salle
                                                              Calvin R. Stiller
                                                              John C. Villforth

                                                              This determination was made on the basis that:
                                                              (a)    they (and their immediate family members)
                                                                     are not and have not been within the last
                                                                     three years an employee or executive officer
                                                                     of the Company;
                                                              (b)    they (and their spouse, minor child, or step
                                                                     child) are not and have not been within the
                                                                     last three years a partner or employee of the
                                                                     Company's external auditor firm;
                                                              (c)    they (and their immediate family member)
                                                                     are not and have not been within the last
                                                                     three years an executive officer of an entity
                                                                     of which the Company's executives served
                                                                     on the Compensation Committee;

-------------------------------------------------------------------------------------------------------------------
(1) Reference is made to the items in Form 58-101F1


                                     - 41 -

--------------------------------------------------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)   COMPLIANCE                         COMMENTS
--------------------------------------------------------------------------------------------------------------------------

                                                              (d)  they (and their immediate family members) did not
                                                                   receive more than $75,000 in direct compensation from
                                                                   the Company during any 12-month period during the last
                                                                   three years.

--------------------------------------------------------------------------------------------------------------------------

(b)  Disclose the identity of Directors who are       Yes     The Compensation, Nominating, and Corporate not Independent,
                                                              and describe the basis for Governance Committee has
                                                              determined, after that determination. reviewing the roles
                                                              and relationships of each of the Directors, that the
                                                              following 2 out of 7 nominees proposed by Management for
                                                              election to the Board are not independent from the Company:
                                                              David Elsley, President & CEO Dr. Eldon Smith, Vice
                                                              President, Scientific Affairs.

--------------------------------------------------------------------------------------------------------------------------

(c)  Disclose whether or not a majority of the        Yes     A majority or five of the seven nominees proposed by
     Directors are independent                                Management for election to the Board are independent from
                                                              the Company.

--------------------------------------------------------------------------------------------------------------------------

(d)  If a Director is presently a Director of any     Yes     All Directorships with other public entities for each of the
     other issuer that is a reporting issuer (or              nominees are set out in this Management Proxy Circular in
     the equivalent) in a jurisdiction or a                   the table under the heading "Election of Directors".
     foreign jurisdiction, identify both the other
     Director and the other issuer.

--------------------------------------------------------------------------------------------------------------------------

(e)  Disclose whether or not the independent         Yes      The independent Directors hold meetings as a matter of
     Directors hold regularly scheduled meetings              routine after each Board meeting. These meetings are
     at which members of management are not in                generally chaired by the Chairman. There were nine meetings
     attendance.  If the independent Directors                of the independent Directors in the financial year If the
     hold such meetings, disclose the number of               ended November 30, 2006. Board Committees are entirely
     meetings held during the most recently                   composed of independent Directors and they meet regularly
     completed financial year. independent                    without Management.
     Directors do not hold such meetings, describe
     what the Board does to facilitate open
     and candid discussion among its independent
     Directors.

--------------------------------------------------------------------------------------------------------------------------

(f)  Disclose whether or not the chair of the        Yes      The positions of Chief Executive Officer and Chairman of the
     Board is an independent Director, disclose               Board are split and the Chairman of the Board is
     the identity of the independent chair, and               independent. The role and responsibilities and
     describe his or her role.                                responsibilities of the Chairman include the following:
                                                              -    working to ensure a strong, effective, well-balanced
                                                                   and representative composition of the Board and its
                                                                   committees
                                                              -    ensuring that committees are working effectively
                                                              -    leading the evaluation of the CEO and the review of
                                                                   corporate performance in conjunction with the Chairman
                                                                   of the Compensation, Nominating, and Corporate
                                                                   Governance Committee
                                                              -    ensuring the board is receiving timely information of
                                                                   appropriate quality, before, during and after Board
                                                                   meetings.


--------------------------------------------------------------------------------------------------------------------------
(1) Reference is made to the items in Form 58-101F1

                                     - 42 -

-------------------------------------------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)       COMPLIANCE                      COMMENTS
-------------------------------------------------------------------------------------------------------------------
(g)  Disclose the attendance record of each              Yes          The Board held nine meetings in the 2006
     Director for all board meetings held since                       financial year.  A record of attendance by
     the beginning of the most recently completed                     Director at meetings of the Board held
     financial year                                                   during the financial year ended November 30,
                                                                      2006, is set out in the Management Proxy
                                                                      Circular under "Election of Directors".

-------------------------------------------------------------------------------------------------------------------

2.   Disclose the text of the board's written            Yes          The board has adopted a formal mandate for
     mandate                                                          itself.  The mandate of the Board is
                                                                      available on the Company's Web site
                                                                      (www.vasogen.com) and is also included in
                                                                      the Management Proxy Circular under
                                                                      "Corporate Governance - Mandate of the Board
                                                                      of Directors".  A copy may also be obtained
                                                                      upon request to the Vice-President,
                                                                      Corporate & Legal Affairs of the Company at
                                                                      its executive office, 2505 Meadowvale Blvd,
                                                                      Mississauga (Ontario) L5N 5S2, telephone
                                                                      (905) 817-2000.  The written mandate of the
                                                                      Board of Directors provides that the Board
                                                                      is responsible for the stewardship of the
                                                                      Company including the creation of a culture
                                                                      of integrity, the adoption of a strategic
                                                                      planning process that takes into account,
                                                                      among other things, the opportunities and
                                                                      risks of the business:  the identification
                                                                      of the principal risks of the business and
                                                                      the implementation of appropriate systems to
                                                                      manage these risks, succession planning,
                                                                      internal control and management information
                                                                      systems and the Company's approach to
                                                                      corporate governance.

-------------------------------------------------------------------------------------------------------------------

3.  (a)  Disclose whether or not the board has         Yes            The Board has developed written position
         developed written position descriptions                      descriptions for the Chairman of the Board,
         for the chair and the chair of each board                    as well as for the Chairman of the Audit
         committee.                                                   Committee and the Chairman of the
                                                                      Compensation, Nominating, and Corporate
                                                                      Governance Committee.  Their duties reflect
                                                                      the responsibilities of the committees whose
                                                                      charters are available on the Company's Web
                                                                      site (www.vasogen.com).

-------------------------------------------------------------------------------------------------------------------

   (b)   Disclose whether or not the board and CEO         Yes        The position description of the CEO includes
         have developed a written position                            the following duties and responsibilities:
         description for the CEO                                      strategy, leadership, operations, finance,
                                                                      reporting to the Board, and relations with
                                                                      shareholders, employees, and the public.
                                                                      Annual objectives are established for the
                                                                      CEO with the Compensation, Nominating, and
                                                                      Corporate Governance Committee.
-------------------------------------------------------------------------------------------------------------------

4.  (a) Briefly describe what measures the
        board takes to orient new members
        regarding

-------------------------------------------------------------------------------------------------------------------

        (i)  the role of the board, its committees         Yes        The Board has an orientation and education
             and its Directors, and                                   program in place for new Directors which the
                                                                      Board feels is appropriate having regard to
                                                                      the current makeup of the Board.  Each
        (ii) the nature and operation of the issuer's                 Director receives relevant corporate and
             business                                                 business information on the Company, the
                                                                      Board of Directors, and its Committees.  The
                                                                      Directors regularly meet with Management and
                                                                      are given periodic presentations on relevant
                                                                      business issues and developments.
-------------------------------------------------------------------------------------------------------------------

(1) Reference is made to the items in Form 58-101F1

                                     - 43 -

-------------------------------------------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)       COMPLIANCE                      COMMENTS
-------------------------------------------------------------------------------------------------------------------

    (b)  Briefly describe what measures, if any, the        Yes       Presentations are made to the Board from
         board takes to provide continuing education                  time to time to educate and keep them
         for its Directors                                            informed of changes within the Company and
                                                                      of regulatory and industry requirements and
                                                                      standards.
-------------------------------------------------------------------------------------------------------------------

5.  (a)  Disclose whether or not the board has              Yes       The Company's Board of Directors has adopted
         adopted a written code for its Directors,                    a Code of Conduct applicable to employees
         officers and employees.  If the board has                    and a Code of Conduct applicable to its
         adopted a written code:                                      directors, copies of which are available on
                                                                      the Company's Web site (www.vasogen.com) or
------------------------------------------------------                at www.sedar.com.  A copy may also be
                                                                      obtained upon request to the Secretary of
                                                                      the Company at its executive office, 2505
         (i)   disclose how an interested party may         Yes       Meadowvale Blvd., Mississauga (Ontario) L5N
               obtain a copy of the written code;                     5S2.

------------------------------------------------------                The Compensation, Nominating, and Corporate
                                                                      Governance Committee regularly monitors
         (ii)  describe how the board monitors              Yes       compliance with the Codes and also ensures
               compliance with its code; and                          that management encourages and promotes a
                                                                      culture of ethical business conduct.

                                                                      The Company has developed and the Board has
                                                                      approved various corporate policies,
                                                                      including the Disclosure Policy and the
                                                                      Whistleblower Policy.

-------------------------------------------------------------------------------------------------------------------

         (iii) provide a cross-reference to any             Yes       The Board has not granted any waiver of the
               material change report(s) filed since                  Codes in favour of a Director or executive
               the beginning of the most recently                     officer. Accordingly, no material change
               completed financial year that pertains                 report has been required or filed.
               to any conduct of a Director or
               executive officer that constitutes a
               departure from the code.

-------------------------------------------------------------------------------------------------------------------

      (b) Describe any steps the board takes to             Yes       The Compensation, Nominating, and Corporate
          ensure Directors exercise independent                       Governance Committee monitors the disclosure
          judgment in considering transactions and                    of conflicts of interest by Directors and
          agreements in respect of which a Director or                ensures that no Director will vote nor
          executive officer has a material interest                   participate in a discussion on a matter in
                                                                      respect of which such Director has a
                                                                      material interest.

-------------------------------------------------------------------------------------------------------------------

    (c)  Describe any steps the board takes to              Yes       The Company's Board of Directors has adopted
         encourage and promote a culture of ethical                   a Code of Conduct applicable to employees
         business conduct.                                            and a Code of Conduct applicable to its
                                                                      directors.

-------------------------------------------------------------------------------------------------------------------
(1) Reference is made to the items in Form 58-101F1


                                     - 44 -

--------------------------------------------------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)             COMPLIANCE                         COMMENTS
--------------------------------------------------------------------------------------------------------------------------
6.     (a)    Describe the process by which the board          Yes         This responsibility has been assigned to the
              identifies new candidates for board nomination               Compensation, Nominating, and Corporate
                                                                           Governance Committee, which committee is
------------------------------------------------------------               composed of three Directors, all of whom have
                                                                           been affirmatively determined by the Board to
        (b)  Disclose whether or not the board has a            Yes        be independent.  The purpose of the
             nominating committee composed entirely of                     Compensation, Nominating, and Corporate
             independent Directors                                         Governance Committee is, amongst other things,
                                                                           to identify and recommend individuals to the
------------------------------------------------------------               Board for nomination to the Board as members of
                                                                           the Board and its committees.
        (c)  If the board has a nominating committee,           Yes
             describe the responsibilities, powers and                     The Charter of the Compensation, Nominating,
             operation of the nominating committee.                        and Corporate Governance Committee is available
                                                                           on the Company's Web site (www.vasogen.com).  A
                                                                           copy may also be obtained upon request to the
                                                                           Vice-President Corporate & Legal Affairs of the
                                                                           Company at its executive office, 2505
                                                                           Meadowvale Blvd, Mississauga (Ontario) L5N 5S2,
                                                                           telephone (905) 817-2000.

                                                                           For purposes of filling vacancies on the Board,
                                                                           the Compensation, Nominating, and Corporate
                                                                           Governance Committee would recommend nominees
                                                                           to the Board, review the qualifications of
                                                                           prospective members, and determine their
                                                                           relevance taking into consideration current
                                                                           Board composition and the anticipated skills
                                                                           required to round out the capabilities of the
                                                                           Board.

--------------------------------------------------------------------------------------------------------------------------

7.     (a)   Describe the process by which the board           Yes         The Compensation, Nominating, and Corporate
             determines the compensation for your                          Governance Committee reviews and makes
             company's directors and officers.                             recommendations to the Board regarding the
                                                                           adequacy and form of the compensation for
                                                                           non-executive Directors to ensure that such
                                                                           compensation realistically reflects the
                                                                           responsibilities and risks involved, without
                                                                           compromising a Director's independence.  The
                                                                           Committee regularly reviews the compensation
                                                                           practices of comparable companies with a view
                                                                           to align the Company's non-executive Directors'
                                                                           compensation with a comparator group median.
                                                                           Directors who are executives of the Company
                                                                           receive no additional remuneration for their
                                                                           services as Directors.

                                                                           The Board has appointed the Compensation,
                                                                           Nominating, and Corporate Governance Committee
                                                                           and assigned to it responsibility for
                                                                           recommending compensation for the Company's
                                                                           officers to the Board.  CEO compensation is
                                                                           approved by the Committee.

--------------------------------------------------------------------------------------------------------------------------

     (b)  Disclose whether or not the board has a              Yes         The Compensation, Nominating, and Corporate
          compensation committee composed entirely                         Governance Committee  comprises  three
          of independent Directors                                         Directors, all of whom have been affirmatively
                                                                           determined by the Board to be independent.

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(1) Reference is made to the items in Form 58-101F1


                                     - 45 -

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)             COMPLIANCE                         COMMENTS
--------------------------------------------------------------------------------------------------------------------------
     (c)  If the board has a compensation committee,            Yes        The Compensation, Nominating, and Corporate
          describe the responsibilities, powers and                        Governance Committee Charter is available on
          operation of the compensation committee                          the Company's Web site (www.vasogen.com).  A
                                                                           copy may also be obtained upon request to the
                                                                           Vice-President, Corporate & Legal Affairs of
                                                                           the Company at its executive office, 2505
                                                                           Meadowvale Blvd, Mississauga (Ontario) L5N 5S2,
                                                                           telephone (905) 817-2000.

                                                                           The duties and responsibilities of the
                                                                           Compensation, Nominating, and Corporate
                                                                           Governance Committee include reviewing the
                                                                           compensation principles and practices followed
                                                                           by the Company.

--------------------------------------------------------------------------------------------------------------------------
     (d)  If a compensation consultant or advisor               Yes        No compensation consultants or advisors have
          has, at any time since the beginning of the                      been retained since the beginning of the most
          most recently completed financial year, been                     recently completed financial year.
          retained to assist in determining compensation
          for any of the issuer's directors and officers,
          disclose the identity of the consultant or
          advisor and briefly summarize the mandate for
          which they have been retained. If the
          consultant or advisor has been retained to
          perform any other work for the Company, state
          that fact and briefly describe the nature of
          the work.
--------------------------------------------------------------------------------------------------------------------------
                                                                           There are no other standing committees.
8.        If the board has standing committees                  Yes.
          other than  the audit, compensation and nominating
          committees, identify the committees and describe
          their function

--------------------------------------------------------------------------------------------------------------------------

9.       Disclose whether or not the board, its committees      Yes        The Compensation, Nominating, and Corporate
         and individual Directors are regularly assessed                   Governance Committee has the responsibility to
         with respect to their effectiveness and contribution.             receive comments from all Directors as to the
         If assessments are regularly conducted, describe the              Board's performance and report annually to the
         process used for the assessments.                                 Board with an assessment of the Board's
                                                                           performance.  The Chairman of the Committee
                                                                           contacts each Director to discuss the Board and
                                                                           Board Committee performance, as well as
                                                                           individual Director performance.  The Chairman
                                                                           then reports the results to the Board of
                                                                           Directors. The Compensation, Nominating, and
                                                                           Corporate Governance Committee also monitors
                                                                           the quality of the relationship between
                                                                           management and the Board, in order to recommend
                                                                           ways to improve that relationship.

                                                                           The most recent annual evaluation showed that
                                                                           the Board, Committees, Board Chair, Committee
                                                                           Chairs and individual Directors were
                                                                           effectively fulfilling their responsibilities.

--------------------------------------------------------------------------------------------------------------------------
(1) Reference is made to the items in Form 58-101F1


                                     - 46 -